                                                                    Exhibit 99.3

                          GERDAU AMERISTEEL CORPORATION
                            1801 Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                                   ----------

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  MAY 10, 2006

                                   ----------

     NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Gerdau Ameristeel Corporation ("Gerdau Ameristeel" or the "Company") will be held at St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario on Wednesday, May 10, 2006, at 10:00 a.m., Toronto time, for the following purposes:

     a) to receive the consolidated financial statements of the Company and its subsidiary companies for the fiscal year ended December 31, 2005 together with the report of the auditors on the financial statements;

     b)   to elect nine directors for the ensuing year;

     c) to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

     d) to consider, and if deemed advisable, pass, with or without variation, a special resolution in the form attached as Schedule A to the accompanying management information circular, (the "Management Information Circular") authorizing the continuance of the Company under the Canada Business Corporations Act (the "Continuance"), as summarized in the Management Information Circular;

     e) to consider, and if deemed advisable, pass, with or without variation, a resolution in the form attached as Schedule C to the Management Information Circular repealing the existing by-law of the Company and adopting a new by-law effective upon the Continuance ("CBCA By-Law No.1"), as described in the Management Information Circular; and

     f) to transact such other business as may properly come before the meeting or any adjournment of the meeting.

The text of the special resolution approving item (d) above is contained in Schedule A to the accompanying Management Information Circular. A registered shareholder who dissents in respect of the Continuance is entitled to be paid the fair value of his or her shares in accordance with section 185 of the Business Corporations Act (Ontario). Shareholders who wish to dissent should carefully review the section entitled "Right to Dissent" in, and Schedule E to, the accompanying Management Information Circular.

DATED at Toronto, the 30th day of March, 2006.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ ROBERT E. LEWIS
                                        ----------------------------------------
                                        ROBERT E. LEWIS
                                        Vice President, General Counsel and
                                        Corporate Secretary

     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 5:00 P.M., TORONTO TIME, ON MONDAY, MAY 8, 2006 OR SUCH OTHER TIME THAT IS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, M5A 4K9.

                          GERDAU AMERISTEEL CORPORATION
                            1801 Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                                   ----------

                         MANAGEMENT INFORMATION CIRCULAR
                              DATED MARCH 30, 2006

                 SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

          The information contained in this management information circular (the "Management Information Circular") is furnished in connection with the solicitation of proxies from registered owners of common shares (the "Common Shares") of Gerdau Ameristeel Corporation ("Gerdau Ameristeel" or the "Company") (and of voting instructions in the case of non-registered owners of Common Shares) to be used at the annual and special meeting of shareholders of the Company to be held on Wednesday, May 10, 2006 at 10:00 a.m. at St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. THE SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS BY THIS MANAGEMENT INFORMATION CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. The total cost of the solicitation of proxies will be borne by the Company. The information contained in this Management Information Circular is given as at March 30, 2006, except where otherwise noted.

                                REGISTERED OWNERS

          If you are a registered owner of Common Shares, you may vote in person at the meeting or you may appoint another person to represent you as proxyholder and vote your Common Shares at the meeting. If you wish to attend the meeting, do not complete or return the enclosed form of proxy because you will vote in person at the meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.

Appointment of Proxies

          If you do not wish to attend the meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of management of the Company and are directors and officers of the Company. YOU HAVE THE RIGHT TO APPOINT SOMEONE ELSE TO REPRESENT YOU AT THE MEETING. If you wish to appoint someone else to represent you at the meeting, insert that other person's name in the blank space in the form of proxy. The person you appoint to represent you at the meeting need not be a shareholder of the Company.

          To be valid, proxies must be received by CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by facsimile at
(416) 368-2502) by 5:00 p.m. Toronto time, on Monday, May 8, 2006 or such other time that is not less than 48 hours (excluding Saturday and holidays) before the time fixed for the meeting or any adjournment thereof.

Revocation

          If you have submitted a proxy and later wish to revoke it you can do so by:

     (a) completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

     (b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Company, located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada at any time up to the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting;

     (c) electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) by the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting; or

     (d)  following any other procedure that is permitted by law.

Voting of Proxies

          In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your Common Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. IN THE ABSENCE OF ANY DIRECTION, YOUR COMMON SHARES WILL BE VOTED FOR ALL OF THE MATTERS REFERRED TO IN ITEMS (A), (B), (C) AND (D) IN THE ACCOMPANYING FORM OF PROXY AS INDICATED UNDER THE APPROPRIATE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

          The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this Management Information Circular, management of the Company knows of no such amendments, variations or other matters. However, if any other matters should properly come before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their best judgment.

          The execution or exercise of a proxy does not constitute a written objection for the purpose of section 185 of the Business Corporations Act (Ontario).

                              NON-REGISTERED OWNERS

          If your Common Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

          Only registered owners of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. If you are a non-registered owner, you are entitled to direct how the Common Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the meeting.

          In accordance with Canadian securities law, the Company has distributed copies of the notice of meeting, this Management Information Circular and the 2005 annual report (collectively, the "meeting materials") to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to non-registered owners.

          If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

     REQUEST FOR VOTING INSTRUCTIONS

     If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the meeting.

     If you wish to attend the meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.

     or

     FORM OF PROXY

     The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.

     If you do not wish to attend the meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled "Registered Owners" above.

     If you wish to attend the meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be received by CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by facsimile at (416) 368-2502 by 5:00 p.m. Toronto time, on Monday, May 8, 2006 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof. You must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.

YOU SHOULD FOLLOW THE INSTRUCTIONS ON THE DOCUMENT THAT YOU HAVE RECEIVED AND CONTACT YOUR INTERMEDIARY PROMPTLY IF YOU NEED ASSISTANCE.

                                  VOTING SHARES

          The share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. On March 29, 2006, the Company had outstanding 304,729,125 Common Shares and no preferred shares. Each holder of Common Shares of record at the close of business on March 29, 2006, the record date established for notice of the meeting, will be entitled to vote on all matters proposed to come before the meeting on the basis of one vote for each Common Share held.

          Entitlement to vote is determined as of the record date. However, if any Common Shares are transferred after the record date, the new owner may be entitled to vote the Common Shares at the meeting. To do so, the new owner must establish ownership of the Common Shares and make a written demand to have their name added to the list of shareholders entitled to vote at the meeting, not later than the close of business 10 days prior to the meeting.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

          To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities are as follows:

- Gerdau S.A. indirectly owns a total of 203,316,100 Common Shares or 66.74% of the issued and outstanding common shares of the Company.

- Metalurgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A.

- The Gerdau Johannpeter family indirectly controls Metalurgica Gerdau S.A., collectively holding 62.80% of the voting capital and 21.47% of the total capital of Metalurgica Gerdau S.A.

- The majority shareholder of Gerdau Ameristeel does not have different voting rights than other shareholders.

                              ELECTION OF DIRECTORS

          The board of directors of the Company (the "Board of Directors" or the "Board") is elected annually and may consist of not fewer than the minimum and not more than the maximum number of directors as provided in the articles. The number of directors to be elected at the meeting is nine. THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION AS DIRECTORS OF THE PROPOSED NOMINEES WHOSE NAMES ARE SET OUT BELOW. With the exception of Mr. Richard McCoy, all nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual and special meeting or until his successor is elected or appointed, unless his office is earlier vacated.

          The following table and the biographies that follow set forth information on the persons proposed to be nominated for election as directors, including whether they are independent of the Company. The Board has a policy of ensuring that a majority of its directors are independent.

          The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The members of these Committees are indicated below. The Audit Committee, the Corporate Governance Committee and the Human Resources Committee have each adopted a written charter. The charters are available on the Company's website at www.gerdauameristeel.com.

                                                                                                    OWNERSHIP OR
                                                                                                    CONTROL OVER
NAME, AGE AND PROVINCE/STATE AND     MAJOR POSITIONS WITH THE COMPANY AND          PRINCIPAL           VOTING
     COUNTRY OF RESIDENCE                   SIGNIFICANT AFFILIATES                OCCUPATION         SECURITIES
--------------------------------   ----------------------------------------   ------------------   -------------
Phillip E. Casey(2), 63            Director since 2002, and Chairman of the   Director, Chairman   8,387,388
Florida, United States             Company since June 2005                    of the Company       Common Shares

Kenneth W. Harrigan, 78            Director since 1994                        Chairman, K.W.       1,000
Ontario, Canada                                                               Harrigan             Common
                                                                              Consultants          Shares
                                   Independent                                (Business
                                                                              Consultant)
                                   Member of:

                                      -   the Audit Committee

                                      -   the Human Resources Committee

                                                                                                    OWNERSHIP OR
                                                                                                    CONTROL OVER
NAME, AGE AND PROVINCE/STATE AND     MAJOR POSITIONS WITH THE COMPANY AND          PRINCIPAL           VOTING
     COUNTRY OF RESIDENCE                   SIGNIFICANT AFFILIATES                OCCUPATION         SECURITIES
--------------------------------   ----------------------------------------   ------------------   -------------
Joseph J. Heffernan(3), 59         Director since 1996                        Chairman, Rothmans   5,200 Common
Toronto, Ontario, Canada                                                      Inc.                 Shares
                                   Independent                                (Tobacco
                                                                              Manufacturer)
                                   Member of:

                                      -   the Corporate Governance
                                          Committee (Chair)

                                      -   the Human Resources Committee

Jorge Gerdau Johannpeter(1)(4),    Director since 2002, and Chairman of the   Director, Chairman   203,326,100
69 Rio Grande do Sul, Brazil       Board of Directors of Gerdau S.A.          of the Board of      Common Shares
                                                                              Directors of
                                                                              Gerdau S.A.

Frederico C. Gerdau Johannpeter    Director since 2002                        Vice President of    203,379,100
(1)(5), 63 Rio Grande do Sul,                                                 Gerdau S.A.          Common Shares
Brazil

Andre Bier Johannpeter(1)(6)(7),   Director since 2002, and Executive Vice    Director and         203,392,100
43 Rio Grande do Sul, Brazil       President of Gerdau S.A. since March       Executive Vice       Common Shares
                                   2006                                       President of the
                                                                              Gerdau Group

J. Spencer Lanthier, 65            Director since 2000                        Corporate Director   10,043 Common
Ontario, Canada                                                                                    Shares
                                   Independent

                                   Member of:

                                      -   the Audit Committee (Chair)

Richard McCoy, 63                  New Nominee                                Corporate Director   None
Ontario, Canada
                                   Independent

Arthur Scace, 67                   Director since 2003                        Corporate Director   10,000 Common
Ontario, Canada                                                                                    Shares
                                   Independent

                                   Member of:

                                      -   the Audit Committee

                                      -   the Corporate Governance
                                          Committee

(1) Gerdau S.A. indirectly owns 203,316,100 Common Shares. Metalurgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalurgica Gerdau S.A., collectively holding 62.80% of the voting capital and 21.47% of the total capital of Metalurgica Gerdau S.A.

(2) Mr. Casey owns 2,987,928 Common Shares directly and indirectly holds the remaining 5,399,460 Common Shares.

(3) Mr. Heffernan owns 5,000 Common Shares directly and indirectly holds the remaining 200 Common Shares.

(4) Mr. Jorge Gerdau Johannpeter beneficially owns 203,316,100 Common Shares held by Gerdau S.A. and indirectly holds 10,000 Common Shares.

(5) Mr. Frederico C. Gerdau Johannpeter beneficially owns 203,316,100 Common Shares indirectly held by Gerdau S.A. and indirectly holds 63,000 Common Shares.

(6) Mr. Andre Bier Johannpeter beneficially owns 203,316,100 Common Shares indirectly held by Gerdau S.A. and indirectly holds 76,000 Common Shares.

(7) Mr. Andre Bier Johannpeter served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A.

     PHILLIP E. CASEY served as President of the Company from 2002 until June 2005, Chief Executive Officer from 2002 until January 2006, as director since October 2002 and has been Chairman of the Company since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.

     KENNETH W. HARRIGAN has been a director of Gerdau Ameristeel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of the following Canadian public companies: Camco Inc., Great Lakes Hydro Income Fund and Samuel Manu-Tech Inc. Previously, he was Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.

     JOSEPH J. HEFFERNAN has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public companies: Rothmans Inc. and Clairvest Group Inc. and serves as Chairman of both companies.

     JORGE GERDAU JOHANNPETER has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971 and was appointed Chairman of the Board of Directors and President in 1983. Since 2002, after the implementation of Gerdau S.A.'s new corporate governance structure, he also became the President of Gerdau S.A.'s Executive Committee. Mr. Johannpeter served as Chairman of the Board for the Company from October 2002 until June 2005. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

     FREDERICO C. GERDAU JOHANNPETER has worked for the Gerdau group since 1961. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director since 1973. Under Gerdau S.A.'s new corporate governance structure, he also became Senior Vice President of Gerdau S.A.'s Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

     ANDRE BIER JOHANNPETER served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

     J. SPENCER LANTHIER has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies:
Emergis Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.

     RICHARD MCCOY has been in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director of the following Canadian public companies: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund, Public Storage Canadian Properties, Rothmans Inc. and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.

     ARTHUR SCACE has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tetrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is also a director of the following Canadian public companies: The Bank of Nova Scotia, Garbell Holdings Limited, Sceptre Investment Counsel Limited and WestJet Airlines Ltd. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

          Messrs. Jorge and Frederico Johannpeter are brothers. Andre Bier Johannpeter is the son of Jorge Johannpeter. None of the other directors are related to one another.

          The Board of Directors is always open to the consideration of qualified individuals who could become future members of the board. Whenever an appropriate candidate is presented to the Board, the Board will consider modifying its composition accordingly, in order to serve the best interests of the Company.

             CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

          Shareholders will be asked at the meeting to consider and, if deemed advisable, to pass a special resolution (the "Continuance Special Resolution"), the text of which is set out in Schedule A to this Management Information Circular, authorizing the continuance of the Company (the "Continuance") from the Business Corporations Act (Ontario) (the "OBCA") to the Canada Business Corporations Act (the "CBCA"), subject to regulatory approval. This means that the Company will continue its corporate existence governed by the laws of the CBCA rather than the OBCA. The Continuance will not affect the share capital in the Company in any way.

REASONS FOR THE CONTINUANCE

          The Continuance will provide the Company with greater flexibility in the selection of independent directors. Currently, as a corporation organized under the OBCA, a majority of the Company's directors are required to be resident Canadians. Under the CBCA, at least 25% of the Company's directors are required to be resident Canadians.

          The Company is a global company with operations throughout North America. Potential customers of the Company exist throughout the world. Management of the Company believes that the international nature of the Company's business requires that the Company have the flexibility to elect or appoint directors based on merit without the requirement that a majority of directors be resident Canadians.

          The Continuance is not expected to have any material business or tax consequences for the Company.

SUMMARY COMPARISON OF SHAREHOLDER RIGHTS

          The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the OBCA and the CBCA which management of the Company considers to be material to shareholders. THIS SUMMARY IS NOT AN EXHAUSTIVE REVIEW OF THE TWO STATUTES. REFERENCE SHOULD BE MADE TO THE FULL TEXT OF BOTH STATUTES AND THE REGULATIONS THEREUNDER FOR PARTICULARS OF

ANY DIFFERENCES BETWEEN THEM, AND SHAREHOLDERS SHOULD CONSULT THEIR LEGAL OR OTHER PROFESSIONAL ADVISORS WITH REGARD TO THE IMPLICATIONS OF THE CONTINUANCE WHICH MAY BE OF IMPORTANCE TO THEM.

          (a) DIRECTOR RESIDENCY REQUIREMENTS. Under the OBCA, a majority of a company's directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Company, at least 25% percent of a company's directors must be resident Canadians.

          (b) PLACE OF SHAREHOLDERS' MEETINGS. Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada, or at a place outside Canada, as specified in the articles of the company. Accordingly, the draft articles of continuance attached as Schedule B to this Management Information Circular provide that shareholders' meetings may be held at any place within Canada, the United States or Brazil.

          (c) SOLICITATION OF PROXIES. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident's proxy circular if (i) proxies are solicited from 15 or fewer shareholders, or (ii) if the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular. Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisers in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder. However, please note that each person subject to these provisions will need to determine whether the proxy requirements of the U.S. securities laws apply to any such communication.

          (d) RECORD DATE FOR SHAREHOLDERS' MEETINGS. Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than 10 days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

          (e) TELEPHONIC OR ELECTRONIC MEETINGS. Under the OBCA, a company's articles or by-laws need not expressly permit the holding of meetings of shareholders by telephonic or electronic means in order to do so. Under the CBCA, a meeting of shareholders' may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. If a company provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means. In addition, if the company's by-laws so provide, a meeting of shareholders may be held entirely by such means if the directors so determine. It is proposed that the Company's by-laws following the Continuance will permit a meeting of shareholders to be held entirely by such means. See "Adoption of New CBCA By-Law No. 1" below.

          (f) SHAREHOLDER PROPOSALS. Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders' meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that (i) the shareholder must have owned, directly or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least Cdn$2,000, or (ii) the proposal must have the support of persons who in the aggregate have owned, directly or beneficially, such number of voting shares for such period.

          (g) REGISTERED OFFICE. Under the OBCA, a company's registered office must be in Ontario and may be relocated to a different municipality only with shareholder approval. Under the CBCA, a company's registered office may be at any place in Canada and may be relocated within a province by resolution of the directors. The draft articles of continuance attached as Schedule B to this Management Information Circular provide that the registered office of the Company shall be in Ontario.

          (h) SETTING SIZE OF BOARD. Under the OBCA, the directors of a company can only set the size of the board (within the minimum and maximum specified in the articles) if empowered to do so by a special resolution of the shareholders. Under the CBCA, the directors can do so without such a shareholders' resolution.

          (i) ACCESS TO INFORMATION. Shareholders under the CBCA have a right of access to the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the company.

          (j) QUORUM OF DIRECTORS' MEETINGS. Both the CBCA and OBCA state that the quorum for directors' meetings consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may quorum be less than 2/5 of the directors or the minimum number of directors. Further, while the OBCA requires that a majority of the directors present be resident Canadians, the CBCA requires that only 25% of the directors present (or at least one if less than four directors are appointed) be resident Canadians.

          (k) SHORT SELLING. Under the CBCA, insiders of the Company are prohibited from short selling any securities of the Company. The OBCA has no such requirement.

          (l) CORPORATE RECORDS. The OBCA and related Ontario statutes require records to be kept in Ontario. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act), subject in general to the Minister of National Revenue agreeing to designate a place outside Canada for the retention of records and books of account. Companies are also required to provide access to their records at a location in Canada, by computer terminal or other technology.

          The Continuance Special Resolution provides that the Board is authorized, in its sole discretion, to abandon the application for a certificate of continuance, or determine not to proceed with the Continuance, without further approval of the Company's shareholders. In particular, the Board may determine not to present the Continuance Special Resolution to the meeting or, if the Continuance Special Resolution is presented to the meeting and approved, may determine not to proceed with completion of the Continuance and filing the articles of continuance under the CBCA. The Board will not proceed with the Continuance if an unacceptable number of shareholders of the Company dissent in respect of the Continuance.

          The Continuance Special Resolution requires the approval of at least 2/3 of the votes cast by shareholders in person or by proxy at the meeting in respect of the resolution. The Board has determined that the proposed Continuance is in the best interests of the Company and its shareholders. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE CONTINUANCE SPECIAL RESOLUTION SET OUT IN SCHEDULE A TO THIS MANAGEMENT INFORMATION CIRCULAR. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY SUCH PROXY FOR THE CONTINUANCE SPECIAL RESOLUTION. THE COMPANY HAS BEEN INFORMED THAT GERDAU S.A. INTENDS TO VOTE ITS SHARES FOR THE CONTINUANCE SPECIAL RESOLUTION. GERDAU S.A. INDIRECTLY OWNS A MAJORITY OF THE SHARES OF THE COMPANY. SEE "PRINCIPAL HOLDERS OF VOTING SECURITIES".

ARTICLES OF CONTINUANCE

          If the Continuance is approved by shareholders, the Company intends to file under the CBCA articles of continuance in the form of the draft articles attached as Schedule B to this Management Information Circular.

ADOPTION OF NEW CBCA BY-LAW NO. 1

          The Board has passed a resolution adopting, upon the effective date of the Continuance, amended by-laws in the form attached as Schedule D to this Management Information Circular ("CBCA By-Law No. 1"). CBCA By-Law No. 1 repeals and replaces the Company's existing by-law (the "OBCA By-Law"). The following is a summary of the significant differences between CBCA By-Law No. 1 and the OBCA By-Law. Reference should be made to the full text of CBCA By-Law No. 1 attached as Schedule D to this Management Information Circular.

          (a) REFERENCES TO STATUTES. References in the OBCA By-Law to the OBCA and other Ontario statutes have been replaced in CBCA By-Law No. 1 with references to the CBCA and the corresponding federal statutes, respectively.

          (b) ELECTRONIC MEETINGS AND OTHER MATTERS. CBCA By-Law No. 1 contains certain provisions not in the OBCA By-Law relating to the acceptance of proxies, the execution of instruments and the giving of notice by electronic or certain other means. These provisions are consistent with the CBCA provisions which provide for certain kinds of corporate activity to be conducted electronically. CBCA By-Law No. 1 also provides that the directors who call a meeting of shareholders of the Company may determine that such meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

The Company's shareholders are also being asked to consider and, if deemed advisable, to pass, with or without variation, a resolution (the "By-Law Resolution"), the text of which is set out in Schedule C to this Management Information Circular, ratifying CBCA By-Law No. 1 as approved by the directors of the Company, to be enacted only upon the Continuance of the Company under the CBCA. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE BY-LAW RESOLUTION SET OUT IN SCHEDULE C ATTACHED. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY SUCH PROXY FOR THE BY-LAW RESOLUTION. THE BY-LAW RESOLUTION REQUIRES THE APPROVAL OF A MAJORITY OF SHAREHOLDER VOTES CAST BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY AT THE MEETING IN RESPECT OF THE RESOLUTION. THE COMPANY HAS BEEN INFORMED THAT GERDAU S.A. INTENDS TO VOTE ITS SHARES FOR THE BY-LAW RESOLUTION. GERDAU S.A. INDIRECTLY OWNS A MAJORITY OF THE SHARES OF THE COMPANY. SEE "PRINCIPAL HOLDERS OF VOTING SECURITIES".

                                RIGHT TO DISSENT

          Under the provisions of section 185 of the OBCA, a registered shareholder of the Company is entitled to send to the Company a written objection to the Continuance Special Resolution. In addition to any other right a holder of Common Shares may have, when the Continuance becomes effective, a registered shareholder of the Company who complies with the dissent procedure under section 185 of the OBCA (a "Dissenting Shareholder") is entitled to be paid the fair value of the Common Shares held by him in respect of which he dissents, determined as at the close of business on the day before the special resolution is adopted.

          The dissent procedure provided by section 185 of the OBCA is summarized in Schedule E to this Management Information Circular. Holders of Common Shares who may wish to dissent are referred to such Schedule. A shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of shares that are registered in that shareholder's name. Failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

                       COMPENSATION OF EXECUTIVE OFFICERS

          The tables and related narrative below present information about compensation of (i) the Company's Chief Executive Officer during 2005, (ii) the Company's current Chief Executive Officer (iii) the Company's Chief Financial Officer, and (iv) the three other most highly compensated executive officers of the Company whose salary and bonus earned during the financial year ended December 31, 2005 exceeded Cdn$150,000 (collectively the "Named Executive Officers", determined in accordance with applicable rules). Reference is made to the "Report on Executive Compensation" in this Management Information Circular. Tables have been omitted where no compensation was earned by or awarded or paid to any of the Named Executive Officers.

          Mr. Phillip Casey, the Company's Chief Executive Officer during 2005, served as President of the Company from October 23, 2002 until June 2005 and as Chief Executive Officer until January 2006. Mr. Mario Longhi, the Company's current Chief Executive Officer, replaced Mr. Phillip Casey as President of the Company on June 1, 2005 and also replaced Mr. Casey as Chief Executive Officer of the Company on January 18, 2006.

                           SUMMARY COMPENSATION TABLE

          The Summary Compensation Table details compensation information for the three financial years ended December 31, 2005, for the Named Executive Officers. The information includes: salary earned in each applicable year, incentive bonuses earned in each applicable year and all other compensation not reported elsewhere.

          Currency of payment and disclosure is in U.S. dollars unless otherwise indicated.

                                          ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                      ---------------------------   --------------------------------------
                                                                               AWARDS              PAYOUTS
                                                                    --------------------------------------
                                                           OTHER     SECURITIES      SHARES OR
                                                           ANNUAL       UNDER      UNITS SUBJECT             ALL OTHER
                                                          COMPEN-   OPTIONS/SARS     TO RESALE       LTIP     COMPEN-
   NAME AND PRINCIPAL                  SALARY    BONUS     SATION      GRANTED      RESTRICTIONS   PAYOUTS    SATION
       POSITION              YEAR       ($)       ($)       ($)          (#)           ($)(8)        ($)       ($)(9)
------------------------   --------   -------   -------   -------   ------------   -------------   -------   ---------
PHILLIP E. CASEY(1)          2005     550,008   399,856      --             --             --      333,275      16,508
Chairman                     2004     522,096   458,340      --             --        154,621       49,697       4,597
                             2003     369,450    67,329      --             --             --       15,930      11,754

MARIO LONGHI(2)              2005     353,561   254,550      --             --             --           --   3,075,544
President and Chief          2004          --        --      --             --             --           --          --
Executive Officer            2003          --        --      --             --             --           --          --

TOM J. LANDA(3)              2005     280,914   205,810      --       17,193(7)         8,832      589,735       4,374
Vice-President,              2004     257,316   223,310      --             --        103,080      186,278       1,555
Finance, Chief               2003     211,068    38,511      --             --             --        4,472       3,706
Financial Officer and
Assistant Secretary

ANDRE B.                     2005     385,000   260,220      --             --             --      222,183         657
JOHANNPETER(4)(10)           2004     325,000   300,000      --             --        103,080           --         765
Former Vice President        2003     261,796    46,079      --             --             --           --      32,693
and Chief Operating
Officer

MICHAEL P. MUELLER(5)        2005     304,770   227,555      --       18,346(7)         9,424      881,183       8,865
Vice-President, Steel        2004     294,468   266,442      --             --        103,080           --       2,937
Mill Operations              2003     241,428    44,071      --             --             --           --       7,424

                                          ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                      ---------------------------   --------------------------------------
                                                                               AWARDS              PAYOUTS
                                                                    --------------------------------------
                                                           OTHER     SECURITIES      SHARES OR
                                                           ANNUAL       UNDER      UNITS SUBJECT             ALL OTHER
                                                          COMPEN-   OPTIONS/SARS     TO RESALE       LTIP     COMPEN-
   NAME AND PRINCIPAL                  SALARY    BONUS     SATION      GRANTED      RESTRICTIONS   PAYOUTS    SATION
       POSITION              YEAR       ($)       ($)       ($)          (#)           ($)(8)        ($)       ($)(9)
------------------------   --------   -------   -------   -------   ------------   -------------   -------   ---------
PAULO B.                     2005     304,770   217,821      --               --         --        222,183     10,664
VASCONCELLOS(6)(10)          2004     294,468   247,480      --          103,080         --             --      2,937
Former Vice-President,       2003      60,972     2,066      --               --         --             --         --
Northern Mill Operations

(1) Mr. Casey served as President of the Company from 2002 until June 2005, Chief Executive Officer from 2002 until January 2006, as director since October 2002 and has been Chairman of the Company since June 2005. Mr. Casey's long-term incentive plan payout for 2005 consisted of $333,275 paid out in March 2006 with respect to the vesting of 25% of awards under the Company's 2004 Long-Term Incentive Stakeholder Plan (the "2004 Plan") granted on March 1, 2005. Mr. Casey's long-term incentive plan payouts for 2004 and 2003 were cash payments under a long-term incentive plan of Ameristeel Corporation. No future amounts are payable to Mr. Casey under this long-term incentive plan of Ameristeel Corporation.

(2) Mr. Longhi replaced Mr. Casey as President of the Company in June 2005 and as Chief Executive Officer of the Company in January 2006. The Company and Gerdau Ameristeel US Inc. entered into an employment agreement, effective as of June 1, 2005, with Mr. Longhi to serve as President and Chief Executive Officer of the Company and Gerdau Ameristeel US Inc. In addition, Gerdau S.A. entered into an employment agreement (the "Gerdau S.A. Agreement"), effective as of June 1, 2005, with respect to Mr. Longhi's service as Vice President of Gerdau S.A. and as a member of the Executive Committee of Gerdau S.A. Under the terms of the Gerdau S.A. Agreement, Mr. Longhi is also entitled to an annual base salary of $257,004, plus bonus. As part of the Gerdau S.A. Agreement, Mr. Longhi is also entitled to participate in a long-term incentive plan pursuant to which he will be awarded American Depository Receipts of Gerdau S.A. The compensation earned by Mr. Longhi for 2005 pursuant to the Gerdau S.A. Agreement is not included in this table.

(3) Mr. Landa became Vice-President, Finance and Chief Financial Officer of Gerdau Ameristeel effective October 23, 2002. Mr. Landa's long-term incentive plan payout for 2005 consisted of $222,183, paid out in March 2006 with respect to the vesting of 25% of awards under the 2004 Plan granted on March 1, 2005 and $367,552 of cash payments upon exercise of vested SARs originally granted under a SAR plan of Ameristeel Corporation. Mr. Landa's long-term incentive plan payout for 2004 consisted of $59,898 of cash payments under a long-term incentive plan of Ameristeel Corporation, and $126,380 of cash payments upon exercise of vested SARs originally granted under a SAR plan of Ameristeel Corporation. His long-term incentive plan payout for 2003 was a cash payment under a long-term incentive plan of Ameristeel Corporation.

(4) Mr. Andre Bier Johannpeter served as Vice President and Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. Mr. Johannpeter's long-term incentive plan payout for 2005 consisted of $222,183 paid out in March 2006 with respect to the vesting of 25% of awards under the 2004 Plan granted on March 1, 2005.

(5) Mr. Mueller became Vice-President, Steel Mill Operations in January 2006. Previously, he was appointed Vice-President, Southern Mill Operations effective October 1, 2003 and Vice President of Steel Operations effective October 23, 2002. Mr. Mueller's long-term incentive plan payout for 2005 consisted of $222,183 paid out in March 2006 with respect to the vesting of 25% of awards under the 2004 Plan granted on March 1, 2005 and $659,000 of cash payments upon exercise of vested SARs originally granted under a SAR plan of Ameristeel Corporation.

(6) Mr. Vasconcellos served as Vice-President, Northern Mill Operations of the Company from October 2003 until January 2006 when he was named Executive Vice President of Gerdau S.A. Mr. Vasconcellos' long-term incentive plan payout for 2005 consisted of $222,183 paid out in March 2006 with respect to the vesting of 25% of awards under the 2004 Plan granted on March 1, 2005.

(7) Number of options granted under the Company's 2005 Long-Term Incentive Plan (the "2005 Plan"). See "Report on Executive Compensation -- Long-Term Incentives-- 2005 Plan" for details. A total number of 202,478 options were granted on March 20, 2006 based on a Black-Scholes valuation of $4.88 per option.

(8) Number of phantom Common Shares granted under 2005 Plan and the 2004 Plan, as applicable. See "Report on Executive Compensation -- Long-Term Incentives-- 2004 Plan" and "-- 2005 Plan" for details. For 2005, a total number of 104,010 phantom Common Shares were granted based on a closing price on March 17, 2006 of $9.50. For 2004, a total number of 2,040,846 phantom Common Shares were granted based on a closing price on February 28, 2005 of $7.98.

(9) All other compensation consists of insurance premiums paid by the Company, or insurance expenses reimbursed by the Company, with respect to term life insurance for the benefit of the Named Executive Officers. The amount for Mr. Longhi includes a $3,000,000 signing bonus, plus amounts for reimbursed travel, medical and moving expenses, and other miscellaneous expenses, and for Mr. Vasconcellos includes amounts for reimbursed moving expenses.

(10) Mr. Johannpeter and Mr. Vasconcellos are no longer senior officers of the Company. Awards will be granted to Mr. Johannpeter and Mr. Vasconcellos with respect to 2005 under a long-term incentive plan of Gerdau S.A. in lieu of awards pursuant to the 2005 Plan. Such awards will vest according to the terms of the 2005 Plan and the value thereof will be approximately equivalent to awards that would have been granted under the 2005 Plan.

                           LONG-TERM INCENTIVE PLANS -
                AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                   ESTIMATED FUTURE PAYOUTS UNDER
                                                PERFORMANCE OR    NON-SECURITIES-PRICE-BASED PLANS
                           SECURITIES, UNITS     OTHER PERIOD     --------------------------------
                            OR OTHER RIGHTS    UNTIL MATURATION   THRESHOLD    TARGET     MAXIMUM
          NAME                    (#)            OR PAYOUT(2)      ($ OR #)   ($ OR #)   ($ OR #)
------------------------   -----------------   ----------------   ---------   --------   ---------
Phillip E. Casey                     --                     --        --         --         --
Mario Longhi                  1,749,526(3)                  --        --         --         --
Tom J. Landa                     17,193         March 20, 2007        --         --         --
Andre B. Johannpeter(1)              --                     --        --         --         --
Michael P. Mueller               18,346         March 20, 2007        --         --         --
Paulo B. Vasconcellos(1)             --                     --        --         --         --

(1) Mr. Johannpeter and Mr. Vasconcellos are no longer senior officers of the Company. Awards will be granted to Mr. Johannpeter and Mr. Vasconcellos with respect to 2005 under a long-term incentive plan of Gerdau S.A. in lieu of awards pursuant to the Company's 2005 Long-Term Incentive Plan (the "2005 Plan"). Such awards will vest according to the terms of the 2005 Plan and the value thereof will be approximately equivalent to awards that would have been granted under the 2005 Plan.

(2) For the 2005 Plan, except as the Human Resources Committee may otherwise provide at the time of the granting of an award, awards are made following the end of the fiscal year, and payouts are made as soon as possible following vesting in equal installments over a period of four years after the date of the grant.

(3) Pursuant to the terms of Mr. Longhi's employment agreement, the Company will deposit in trust an amount of Common Shares over a period beginning at the end of the first year following the commencement of Mr. Longhi's start date and ending 10 years thereafter or such earlier date if Mr. Longhi is separated from service in certain circumstances. See "Material Terms and Conditions of Employment Agreements."

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                    MARKET VALUE OF
                                  SECURITIES      % OF TOTAL                          SECURITIES
                                    UNDER        OPTIONS/SARS                         UNDERLYING
                                 OPTIONS/SARS     GRANTED TO       EXERCISE OR      OPTIONS/SARS ON
                                   GRANTED       EMPLOYEES IN      BASE PRICE      THE DATE OF GRANT     EXPIRATION
       NAME          PLAN TYPE       (#)        FINANCIAL YEAR   ($/SECURITY)(2)        ($)(3)             DATE(4)
------------------   ---------   ------------   --------------   ---------------   -----------------   --------------
Phillip E. Casey     2005 Plan        --               --               --                     --            --
                     2004 Plan    154,621(1)          7.6             7.14             $1,103,996       March 1, 2009
Mario Longhi         2005 Plan         --              --               --                     --            --
                     2004 Plan         --              --               --                     --            --
Tom J. Landa         2005 Plan     17,193(5)          8.4             9.50             $   83,902      March 20, 2016
                     2005 Plan      8,832(6)          8.4             9.50             $   83,904      March 20, 2010
                     2004 Plan    103,080(1)          5.1             7.14             $  735,998       March 1, 2009
Andre B.
Johannpeter(7)       2005 Plan         --              --               --                     --            --
                     2004 Plan    103,080(1)          5.1             7.14             $  735,998       March 1, 2009
Michael P. Mueller   2005 Plan     18,346(5)          8.9             9.50             $   89,530      March 20, 2016
                     2005 Plan      9,424(6)          8.9             9.50             $   89,530      March 20, 2010

                                                                                    MARKET VALUE OF
                                  SECURITIES      % OF TOTAL                          SECURITIES
                                    UNDER        OPTIONS/SARS                         UNDERLYING
                                 OPTIONS/SARS     GRANTED TO       EXERCISE OR      OPTIONS/SARS ON
                                   GRANTED       EMPLOYEES IN      BASE PRICE      THE DATE OF GRANT     EXPIRATION
       NAME          PLAN TYPE       (#)        FINANCIAL YEAR   ($/SECURITY)(2)        ($)(3)            DATE(4)
------------------   ---------   ------------   --------------   ---------------   -----------------   -------------
                     2004 Plan    103,080(1)          5.1             7.14              $735,998       March 1, 2009
Paulo B.
Vasconcellos(7)      2005 Plan         --              --               --                    --                  --
                     2004 Plan    103,080(1)          5.1             7.14              $735,998       March 1, 2009

(1) Number of phantom Common Shares granted under the Company's 2004 Long-Term Incentive Stakeholder Plan ("2004 Plan"). In total, 2,040,846 phantom Common Shares were granted under the 2004 Plan. See "Report on Executive Compensation -- Long-Term Incentives -- 2004 Plan" for details.

(2) Phantom Common Shares granted under the 2004 Plan had a base price of $7.14. Phantom Common Shares granted under the 2005 Plan had a base price of $9.50. Options granted under the 2005 Plan have an exercise price of $9.50.

(3) The closing price of Gerdau Ameristeel's Common Shares on February 28, 2005 on the New York Stock Exchange was $7.14. The closing price of Gerdau Ameristeel's Common Shares on March 17, 2006 on the New York Stock Exchange was $9.50.

(4) For the 2004 Plan, awards are made following the end of the fiscal year, and payouts are made as soon as possible following vesting in equal installments over a period of four years on each of the four anniversary dates of the date of grant, beginning one year after the date on which the award is granted. For the 2005 Plan, except as the Human Resources Committee may otherwise provide at the time of the granting of an award, awards are made following the end of the fiscal year, and payouts are made as soon as possible following vesting, in the case of phantom Common Shares, in equal installments over a period of four years after the date of the grant.

(5) Number of options granted under the Company's 2005 Long-Term Incentive Plan ("2005 Plan"). In total, 202,478 options were granted under the 2005 Plan at a Black-Scholes valuation of $4.88. The exercise price of the options is $9.50. See "Report on Executive Compensation -- Long-Term Incentives -- 2005 Plan" for details on the plan.

(6) Number of phantom Common Shares granted under the Company's 2005 Plan. In total, 104,010 phantom Common Shares were granted under the 2005 Plan. See "Report on Executive Compensation -- Long-Term Incentives -- 2005 Plan" for details on the plan.

(7) Mr. Johannpeter and Mr. Vasconcellos are no longer senior officers of the Company. Awards will be granted to Mr. Johannpeter and Mr. Vasconcellos with respect to 2005 under a long-term incentive plan of Gerdau S.A. in lieu of awards pursuant to the 2005 Plan. Such awards will vest according to the terms of the 2005 Plan and the value thereof will be approximately equivalent to awards that would have been granted under the 2005 Plan.

  AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
                  YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                   VALUE OF UNEXERCISED
                                                                   UNEXERCISED         IN-THE-MONEY
                                                                 OPTIONS/SARS AT     OPTIONS/SARS AT
                                                                     FY-END               FY-END
                         SECURITIES ACQUIRED   AGGREGATE VALUE         (#)                 ($)
                             ON EXERCISE           REALIZED       EXERCISABLE/         EXERCISABLE/
        NAME                     (#)                 ($)          UNEXERCISABLE       UNEXERCISABLE
----------------------   -------------------   ---------------   ---------------   --------------------
Phillip E. Casey                  --                    --                 --/--                 --/--
Mario Longhi                      --                    --                 --/--                 --/--
Tom J. Landa(1)                   --               367,552       285,781/191,164     1,097,400/734,070
Andre B. Johannpeter              --                    --                 --/--                 --/--
Michael P. Mueller(1)             --               659,000       243,185/191,448       933,829/735,160
Paulo B. Vasconcellos             --                    --                 --/--                 --/--

(1) SARs granted under a former Ameristeel Corporation SAR plan and converted to Gerdau Ameristeel Common Shares based on an exchange factor of 9.4617 Gerdau Ameristeel Common Shares for each Ameristeel Corporation share. The price of Gerdau Ameristeel's Common Shares on December 31, 2005 on the New York Stock Exchange was $5.64.

                                RETIREMENT PLANS

                                             YEARS OF SERVICE
FINAL AVERAGE   -------------------------------------------------------------------------
 COMPENSATION   5 YEARS   10 YEARS   15 YEARS   20 YEARS   25 YEARS   30 YEARS   35 YEARS
-------------   -------   --------   --------   --------   --------   --------   --------
   $100,000     $ 6,219    $12,437    $18,656    $24,875    $31,094    $37,312   $ 43,531
   $150,000       9,969     19,937     29,906     39,875     49,844     59,812     69,781
   $200,000      13,719     27,437     41,156     54,875     68,594     82,312     96,031
   $210,000      14,469     28,937     43,406     27,875     72,344     86,812    101,281

          The table above sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the tax qualified non-contributory defined benefit pension plan applicable to the Named Executive Officers (the "Retirement Plan").

          Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation, subject to an annual compensation limit, which currently is $210,000. The Named Executive Officers must have five years of credit service to be eligible for payment of benefits under the Retirement Plan. As of December 31, 2005, the final average compensation and years of credited service for the Named Executive Officers for purposes of the Retirement Plan are as follows: Phillip E. Casey has $210,000 and eleven years, Tom J. Landa has $210,000 and ten years, Andre B. Johannpeter has $210,000 and two years, Michael P. Mueller has $210,000 and four years and Paulo B. Vasconcellos has $210,000 and two years. The benefits under the Retirement Plan are not subject to any deduction for Social Security.

             MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS

          There are currently no employment agreements with any of the executive officers other than Mario Longhi, the Company's President and Chief Executive Officer.

          The Company and Gerdau Ameristeel US Inc., a wholly-owned subsidiary of the Company, entered into an employment agreement, effective as of June 1, 2005, with Mr. Longhi to serve as President and Chief Executive Officer of the Company and Gerdau Ameristeel US Inc. Under the terms of his employment agreement, Mr. Longhi is entitled to an annual base salary of $600,000, plus an annual bonus pursuant to the annual bonus plan maintained for executive employees of Gerdau Ameristeel US Inc., except that Mr. Longhi will receive a minimum annual bonus of $300,000 in 2006 and 2007. Mr. Longhi received a one-time signing bonus of $3,000,000 in 2005. As part of his employment agreement, Mr. Longhi is entitled to participate in a long-term incentive arrangement, which excludes him from participating in any other long-term incentive plans of the Company, including the 2005 Long-Term Incentive Plan, unless his participation is expressly approved by the Board. The long-term incentive arrangement provides that the Company will deliver 1,749,526 Common Shares as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015. In addition, Mr. Longhi is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which US$25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to Mr. Longhi's separate employment agreement with Gerdau S.A. Agreement, dated as of June 1, 2005, as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015.

          In order to secure the Company's obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of his start date and ending 10 years thereafter or such earlier date if Mr. Longhi is separated from service in certain circumstances. Once each calendar year, Mr. Longhi will have the right to demand that the Company make a deposit of cash in the trust, if at the time of such demand, the fair market value of such Common Shares previously deposited is less than 80% of the cash amount that would be owed to Mr. Longhi if he voluntarily terminated his employment relationship. Each year on June 1, if the value of such Common Shares and the cash in the trust is greater than 120% of the cash amount that would be owed to Mr. Longhi if he voluntarily terminated his employment relationship, the Company may remove cash from the trust. In the event that Mr. Longhi has a separation from service prior to June 1, 2015, due to termination without cause, termination by Mr. Longhi for any reason or termination for death or disability, he will, in each instance, be entitled to a calculated portion of his long-term incentive.

          Mr. Longhi is also eligible to participate in the retirement plan of Gerdau Ameristeel US Inc. and is entitled to supplemental pension payments. His supplemental pension payments will be: (i) in the event of separation from service as a result of retirement or if prior to retirement, due to involuntary termination not for cause, a percentage of the amount by which his maximum pension payment exceeds his annual payments received under any pension plans;
(ii) in the event of separation from service prior to retirement due to voluntary termination, a percentage of the amount by which his maximum pension payment, subject to certain adjustments, exceeds his annual payments received under any pension plans; and (iii) in the event of a separation from service prior to reaching the age of retirement due to a disability, a percentage of the amount by which his maximum pension payment exceeds the total amount of any disability payments received and any payments received under any pension plans.

          Either Mr. Longhi or Gerdau Amersteel US Inc. may terminate the employment relationship for any reason, with or without cause, with 90 days advance written notice to the other. Upon termination without cause or death or disability, Mr. Longhi will receive a pro-rated payment of any bonus earned for the year in which he is terminated, plus the long-term incentive and supplemental pension benefits. In the event that Mr. Longhi is terminated with cause or he resigns or otherwise voluntarily terminates the employment relationship, he will be entitled to a pro-rated payment of any bonus.

          For a period of one year following termination of his employment, Mr. Longhi will not directly or indirectly solicit any employee of the Company or Gerdau S.A. or any of their subsidiaries or have any business connection with a business that competes with the Company or Gerdau S.A. or any of their subsidiaries.

          Gerdau S.A. entered into an employment agreement (the "Gerdau S.A. Agreement"), effective as of June 1, 2005, with respect to Mr. Longhi's service as Vice President of Gerdau S.A. and as a member of the Executive Committee of Gerdau S.A. Under the terms of the Gerdau S.A. Agreement, Mr. Longhi is entitled to an annual base salary of $257,004, plus bonus. As part of the Gerdau S.A. Agreement, Mr. Longhi is entitled to participate in a long-term incentive plan pursuant to which he will be awarded American Depository Receipts of Gerdau S.A.

          For a summary of Mr. Longhi's compensation, see "Report on Executive Compensation -- Chief Executive Officer Compensation" in this Management Information Circular.

                  COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

          The following individuals served as the members of the Human Resources Committee of the Board of Directors (the "Human Resources Committee") during the fiscal year ended December 31, 2005:

          Mr. Kenneth W. Harrigan

          Mr. Joseph J. Heffernan

          Dr. Michael D. Sopko (Chair)(1)

----------
(1) Mr. Sopko has indicated that he is not standing for reelection at this meeting

          None of the members of the Human Resources Committee is an officer, employee or former officer or employee of the Company or any of its affiliates or is eligible to participate in the Company's executive compensation program.

                        REPORT ON EXECUTIVE COMPENSATION

          The Company's Executive Compensation Program is overseen by the Human Resources Committee of the Board of Directors. The Human Resources Committee is responsible for reviewing, determining and recommending to the Board for final approval the annual salary, bonus and other compensation levels of the executive officers of the Company. In addition, the Human Resources Committee is also charged with reviewing management recommendations with regard to hirings, transfers and promotions, and overseeing pension arrangements for all employees. The charter of the Human Resources Committee is available on the Company's website at www.gerdauameristeel.com. The Human Resources Committee met seven times during 2005.

COMPENSATION ELEMENTS AND DETERMINATION PROCESS

          Direct compensation for executive officers of the Company consists of three elements: a fixed base salary, annual incentives and long-term incentives, each of which is described in more detail below. In reviewing and determining executive compensation, the Human Resources Committee examines each component individually as well as total compensation as a whole.

          Recommendations from management are submitted to the Human Resources Committee for consideration for the Named Executive Officers (and other management employees) other than the President and Chief Executive Officer. Compensation levels for the President and Chief Executive Officer are determined solely by the Human Resources Committee. In making its determination, the Human Resources Committee considers input from the Chairman of the Board and Gerdau S.A., the Company's majority shareholder. As an aid to its assessment, the Human Resources Committee uses third-party competitive data and advice from independent compensation consultants.

BASE SALARIES

          Base salaries are initially determined with reference to the responsibilities of the position, the experience of the incumbent and the competitive marketplace for executive talent. External competitiveness of each executive officer is measured by reviewing compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies. This reference data is representative of the marketplace for senior executive talent of each position under consideration. Base salaries are targeted, over time, to be competitive with those of this comparator group. Salary levels are reviewed annually and adjustments may be made, if warranted, after evaluation of executive officer and Company performance, salary increase trends in the marketplace, current salary competitive positioning and any increase in responsibilities assumed by the executive officer.

ANNUAL INCENTIVES -- STRATEGIC VALUE ADDED PLAN

          The Human Resources Committee believes that the annual incentive compensation levels of executive officers should be tied, in part, to the performance of the Company. On January 1, 2004, the Human Resources Committee revised the Company's short-term incentive plan called the Strategic Value Added Plan ("SVA Plan"), an annual cash award plan based on certain performance targets. The SVA Plan is designed to reward executives for overall company ROCE (return on capital employed) results versus planned results established at the beginning of the year. The plan also rewards executives for their achievement of individual goals established at the beginning of the year. During 2005, 66% of rewards were based on the ROCE results and the other 33% was based on their individual performance results. The SVA Plan was subsequently amended in March 2006 to change the definition of ROCE for the purposes of the SVA Plan and adjust reward allocations under the SVA Plan.

LONG-TERM INCENTIVES

          2004 PLAN

          For the year ended December 31, 2004, the Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the "2004 Plan"). The 2004 Plan was designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, were invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts were calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and were paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the 2004 Plan and was granted on March 1, 2005. The aggregate value of awards granted to the Named Executive Officers under the 2004 Plan was $4,047,988, or 566,941 phantom Common Shares, and 25% of such awards vested on February 28, 2006. No awards are expected to be granted under the 2004 Plan in the future, however vesting of prior awards under the 2004 Plan is scheduled to continue until 2008.

          2005 PLAN

          For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the "2005 Plan"), which was approved by shareholders on May 6, 2005. The 2005 Plan is designed to reward the Company's employees with bonuses which are established as a percentage of the participant's salary, the payment of which is based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights and/or options. The 2005 Plan was amended by the Human Resources Committee, without shareholder approval, as permitted under the 2005 Plan and because the amendments were of a housekeeping nature, effective March 2, 2006 to provide that:

          a) awards under the 2005 Plan will not be non-qualified deferred compensation for purposes of compliance with Section 409A of the Treasury Code Regulations;

          b)   stock appreciation rights may be awarded under the 2005 Plan;

          c) participation in the 2005 Plan is limited to persons who constitute a select group of management or highly compensated employees;

          d) the discretion of the Human Resources Committee to determine the amount of awards, and to adjust the financial targets is established to comply with Section 409A of the Treasury Code Regulations; and

          e) awards under the 2005 Plan will vest immediately upon a change of control for purposes of compliance with Section 409A of the Treasury Code Regulations.

          Those employees of the Company who are determined by the Human Resources Committee and who are a select group of management or highly compensated employees are eligible to participate in the 2005 Plan from time to time.

          The maximum number of Common Shares issuable pursuant to options under the 2005 Plan is 6,000,000 and there are currently 304,729,125 outstanding Common Shares. The Common Shares reserved for issuance represent approximately 2% of the Company's currently outstanding capital. Grants have been made under the 2005 Plan as of the date hereof as indicated in the table entitled "Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year".

          Subject to the overall limit on the number of Common Shares issuable under the 2005 Plan, the maximum number of Common Shares available for issuance under the 2005 Plan to insiders of the Company, or to any one participant, is 2% of the Company's outstanding Common Shares.

          The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. For the purposes of the 2005 Plan, fair market value is determined based on the weighted average trading price of Common Shares on the New York Stock Exchange for five trading days prior to the date of grant. Phantom stock vests as to 25% each year following each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment equal to the number of shares of phantom stock to be paid out multiplied by the fair market value of a Common Share determined as at the payment date.

          Any dividends paid on the Common Shares from time to time will be paid to participants in the 2005 Plan in the form of phantom stock. These additional payments of phantom stock will be made on the date of the payment of the dividend by dividing (i) the amount of the dividends that would have been received by the participant on the number of shares of phantom stock held if such phantom stock had been Common Shares by (ii) the fair market value of a Common Share at the date the dividend is paid. This additional phantom stock will vest and be paid out at the same dates as the phantom stock to which the dividends relate.

          On termination of employment because of death or disability or following a change of control, phantom stock fully vests. On retirement, a pro-rata portion of phantom stock vests and unvested phantom stock is forfeited. On any other termination of employment or resignation unvested phantom stock is forfeited. Phantom stock is not transferable except by will or the laws of succession.

          The portion of any bonus which is not payable in cash is payable in stock appreciation rights and/or options. The number of stock appreciation rights and/or options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Human Resources Committee based on a Black Scholes or other comparable method for determining option values). The exercise price of the stock appreciation right and/or option will be the fair market value of a Common Share on the date of the award. Stock appreciation rights and/or options vest as to 25% each year following each of the first four anniversaries of the date of the award. Stock appreciation rights and/or options may be exercised following vesting. Stock appreciation rights and/or options have a maximum term of 10 years. On exercise of an option, the participant shall pay the exercise price to the Company and the Company will issue a Common Share to the Participant. On the exercise of a stock appreciation right, the Company will pay to the participant the fair market value of a Common Share, less the exercise price and applicable taxes.

          On termination of employment because of death or disability or following change of control, stock appreciation rights and/or options fully vest. On retirement, a pro-rata portion of stock appreciation rights and/or options vest and unvested stock appreciation rights and/or options are forfeited. On any other termination of employment or resignation unvested stock appreciation rights and/or options are forfeited. Stock appreciation rights and/or options are not transferable except by will or the laws of succession.

          On a change of control of the Company, all unvested awards under the 2005 Plan vest immediately.

          The 2005 Plan and grants of awards under the 2005 Plan may be amended by the Human Resources Committee without shareholder approval, provided that the Human Resources Committee may not directly or indirectly re-price options, may not extend stock appreciation rights and/or options beyond a term of 10 years and may not increase the number of Common Shares issued or issuable under the 2005 Plan, except with shareholder approval. This means that the Human Resources Committee will have the authority to make changes such as modifying outstanding stock appreciation rights and/or options granted thereunder, or accepting the surrender of outstanding stock appreciation rights and/or options (to the extent not previously exercised) and authorizing the granting of new stock appreciation rights and/or options in substitution therefor, subject to the terms and conditions and within the limitations of the 2005 Plan.

STOCK APPRECIATION RIGHTS PLAN

          In March 2006, the Human Resources Committee and the Board adopted the 2006 Stock Appreciation Rights Plan (the "SARS Plan"). The SARS Plan is designed to attract, retain and motivate participating employees of the Company and its affiliated entities through awards of stock appreciation rights, the value of which will be based on the value of Common Shares. Stock appreciation rights are awarded under the SARS Plan in the form of a stock appreciation right certificate, exercisable or payable at such time, and upon the occurrence of such events, as the Human Resources Committee shall specify in such certificate. Stock appreciation rights may only be granted for whole Common Shares, and the base price of a stock appreciation right may not at any time be less than the fair market value of Common Shares on the date of the grant. Upon exercise, the Company shall pay stock appreciation right recipients an amount equal to the amount by which the fair market value of one Common Share on the date of exercise exceeds the fair market value of one share on the date of grant, multiplied by the number of Common Shares covered by the stock appreciation right, or portion thereof, surrendered in connection with the exercise of the stock appreciation right.

          Any person, including an officer but not a person who is solely a director, employed by the Company or any of its affiliates may participate in the SARS Plan. Those employees of the Company who are determined by the Human Resources Committee are eligible to participate in the SARS Plan from time to time. There are no restrictions on the number of stock appreciation rights that may be granted to any one participant under the SARS Plan.

          Stock appreciation rights vest at the rate of one-fourth per year, commencing on the anniversary of the date of the grant. The term of stock appreciation rights shall be determined by the Human Resources Committee at the time of the grant, provided that all stock appreciation rights expire 10 years after the date of the grant. On termination of employment because of death or disability, or in the event of a change of control while a participant is still employed by the Company or any affiliate, stock appreciation rights fully vest. On retirement, a pro-rata portion of stock appreciation rights vest. In all other cases of termination of employment, a participant may exercise stock appreciation rights at any time within 90 days after such termination to the extent such participant's right to exercise stock appreciation rights was vested at the date of termination and had not previously been exercised. The 90 day exercise period shall be increased to one year if termination is due to death or disability, or if the participant dies during the 90 day exercise period. The 90 day exercise period shall be increased to five years if termination is due to retirement. Stock appreciation rights are not transferable except by will or the laws of succession.

          The Human Resources Committee has the power under the SARS Plan to administer the SARS Plan, including to determine the nature, amount and terms and conditions of all stock appreciation rights granted under the SARS Plan, in accordance with and subject to certain limitations and requirements set forth therein. The Human Resources Committee also has the power and to revise, amend or terminate the SARS Plan at any time without notice, but no participant's rights with respect to outstanding stock appreciation rights may be materially and adversely affected without such participant's consent.

CHIEF EXECUTIVE OFFICER COMPENSATION

          Mr. Phillip Casey served as Chief Executive Officer of the Company from October 23, 2002 until January 2006. Mr. Phillip Casey's salary for 2005 was determined by the Human Resources Committee with reference to his responsibilities as Chief Executive Officer, his significant experience and the competitive marketplace for executive talent. In January 2005, the Human Resources Committee met to conduct its annual review of Mr. Casey's salary in light of his performance and approved an annual merit salary increase. In 2005, Mr. Casey received an annual base salary of $550,008 and a bonus of $399,856. This salary was in the middle range of compensation for a broad sample of North American industrial companies. Mr. Casey's bonus for 2005 was determined by the Human Resources Committee in accordance with the terms of the Company's SVA Plan with reference to his performance in 2005. No award was made to Mr. Casey with respect to 2005 under the 2005 Plan.

          Mr. Mario Longhi became President of the Company on June 1, 2005 and Chief Executive Officer of the Company on January 18, 2006. Under the terms of his employment agreement with the Company, Mr. Longhi is entitled to an annual base salary of $600,000, plus a bonus.

          Report presented by the Human Resources Committee:

          Dr. Michael Sopko (Chair), Mr. Joseph J. Heffernan and Mr. Kenneth Harrigan.

                                PERFORMANCE GRAPH

          The first chart below compares the yearly percentage change in the Company's cumulative total shareholder return on the Company's Common Shares on the TSX (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the five years commencing December 31, 2000 and ending December 31, 2005. For periods prior to October 23, 2002, the information below shows the performance of common shares of Co-Steel Inc. ("Co-Steel"), a predecessor to the Company, prior to the transaction with Gerdau S.A.

          The second chart below compares the yearly percentage change in the Company's cumulative total shareholder return on the Company's Common Shares on the NYSE (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P500 Composite Total Return Index for the period between October 15, 2004 and December 31, 2005.

                               (PERFORMANCE GRAPH)

                          31-Dec-00   31-Dec-01   31-Dec-02   31-Dec-03   31-Dec-04   31-Dec-05
                          ---------   ---------   ---------   ---------   ---------   ---------
Gerdau Ameristeel          $100.00      $27.90      $37.26      $75.65     $130.32     $107.94
S&P/TSX Composite Total
Return Index               $100.00      $87.43      $76.55      $97.01     $111.06     $137.85

                               (PERFORMANCE GRAPH)

                                      15-Oct-04   31-Dec-04   31-Dec-05
                                      ---------   ---------   ---------
Gerdau Ameristeel                      $100.00     $143.83     $121.67
S&P500 Composite Total Return Index    $100.00     $109.79     $115.18

                            COMPENSATION OF DIRECTORS

          Directors of the Company who are not officers of the Company or any of its affiliates are entitled to receive from the Company an annual retainer for participating on the Board and its Committees. Mr. Casey is paid an annual retainer of US$200,000 for his services as Chairman of the Board. Any director who acts as a chairman of a Committee receives an additional annual retainer. Directors receive a fee for every meeting they attend, and are reimbursed for their reasonable expenses incurred to attend meetings.

          The table below shows the fee schedule for 2005. All fees are in Canadian dollars. The total fees paid in 2005 are based on:

               -    five independent directors on the Board of Directors;

               - three independent directors on the Audit Committee and the Human Resources Committee, two independent directors on the Corporate Governance Committee and one independent director on the Safety, Health and Environmental Committee, which was dissolved in 2005; and

               - attendance at meetings. In 2005, there were ten Board meetings, eight Audit Committee meetings, two Corporate Governance Committee meetings and seven Human Resources Committee meetings.

                                         TOTAL FEES PAID TO THE BOARD OF DIRECTORS
     TYPE OF FEE        AMOUNT (CDN$)                      (CDN$)
--------------------   ---------------   -----------------------------------------
ANNUAL RETAINER
   Board member                 40,000                  200,000
   Committee chair     Audit    10,000                   20,000
                       Others    5,000
ATTENDANCE FEES
   Board meeting                 1,500                   73,500
   Committee meeting             1,500                   75,000
TOTAL                                                   368,500

          Directors receive 50% of their compensation in deferred share units
(DSUs). A DSU is a bookkeeping entry equivalent to the market value of the Company's Common Shares, which is credited to an account maintained for each director until retirement from the Board. The following table shows the compensation paid to each director in 2005, as well as the total number of DSUs held by each director and their value on December 31, 2005.

                                                     AMOUNT (CDN$)
                                    AMOUNT PAID     AND PERCENTAGE      TOTAL NUMBER OF    YEAR END VALUE
                       TOTAL FEES     IN CASH        PAID IN DSUS         DSUS HELD ON      OF TOTAL DSUS
       DIRECTOR          (CDN$)        (CDN$)     DURING FISCAL 2005   DECEMBER 31, 2005      (CDN$)(1)
--------------------   ----------   -----------   ------------------   -----------------   --------------
Kenneth W. Harrigan      77,500        38,750         38,750/50%             15,780            104,148
Joseph J. Heffernan      72,000        36,000         36,000/50%             34,038            224,651
J. Spencer Lanthier      75,500        37,750         37,750/50%             15,361            101,382
Arthur Scace             71,500        37,750         35,750/50%              9,705             64,053
Dr. Michael D. Sopko     72,000        36,000         36,000/50%              9,835             64,911

----------
(1) Based on the closing price on the Toronto Stock Exchange on December 31, 2005 of Cdn$6.60.

          None of the executive officers of Gerdau Ameristeel or Gerdau S.A. received compensation for services rendered to or on behalf of the Company in his capacity as a director for the most recently completed fiscal year.

                            PERFORMANCE OF DIRECTORS

          The Board of Directors and each Committee meet regularly and have the full participation of each member. Directors are expected to attend at least 75% of Board and Committee meetings. Members of the Audit Committee are expected to attend every meeting. During 2005, each Board member and each Committee member attended at least 75% of all Board meetings and at least 75% of all Committee meetings.

                    SECURITY-BASED COMPENSATION ARRANGEMENTS

          In 2005, the Company's shareholders approved the 2005 Plan. See "Report on Executive Compensation - Long-Term Incentives - 2005 Plan". The equity-based compensation plans formerly of Co-Steel and Ameristeel Company, both predecessors of the Company, were previously approved by shareholders. These plans are no longer in force.

          For the equity-based compensation plans formerly of Co-Steel and Ameristeel Company and the 2005 Plan, the following table shows the number of securities to be issued upon exercise of outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, warrants and rights and the number of securities remaining available for future issuance.

                                                                                      NUMBER OF SECURITIES
                                                                                     REMAINING AVAILABLE FOR
                                                                                      FUTURE ISSUANCE UNDER
                                                                                    EQUITY COMPENSATION PLANS
                                                                                      (EXCLUDING SECURITIES
                                NUMBER OF SECURITIES TO BE     WEIGHTED-AVERAGE      WHICH MAY BE ISSUED IN
                                  ISSUED UPON EXERCISE OF      EXERCISE PRICE OF         CONNECTION WITH
                                   OUTSTANDING OPTIONS,      OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,
PLAN CATEGORY                       WARRANTS AND RIGHTS       WARRANTS AND RIGHTS     WARRANTS AND RIGHTS)
-----------------------------   --------------------------   --------------------   -------------------------
EQUITY COMPENSATION PLANS APPROVED BY SECURITYHOLDERS

Equity Compensation Plans                2,833,288                   $5.95                                  0
formerly of Co-Steel and
AmeriSteel Stock-Based Option
Plans(1)

2005 Plan                                  202,478                   $9.50                          5,794,752

EQUITY COMPENSATION PLANS NOT APPROVED BY SECURITYHOLDERS

None                                            --                      --                                 --

Total                                    8,833,288                   $5.95           Maximum 6,000,000 Common
                                                                                               Shares

----------
(1)  No longer in force.

                                  INDEBTEDNESS

          As of March 30, 2006, the aggregate indebtedness outstanding of all executive officers, directors, employees and former executive officers, directors and employees of the Company and its subsidiaries, in connection with the purchase of securities of the Company and all other indebtedness to the Company (other than "routine indebtedness" under applicable Canadian securities laws), was approximately Cdn$1.85 million. This indebtedness represents loans to executives pursuant to the Co-Steel Long-Term Incentive Plan (which has been terminated), which are secured by the Common Shares purchased with the loan proceeds and, in some cases, life insurance.

          No director or executive officer who is, or at any time during the year ended December 31, 2005 was a director or executive officer of the Company, is indebted to the Company.

                                 AUDIT COMMITTEE

          The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Arthur Scace. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Audit Committee is to be a "financial expert" as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an "audit committee financial expert" as defined in the Audit Committee Charter that is available on the Company's website at www.gerdauameristeel.com.

          RELEVANT EDUCATION AND EXPERIENCE

          Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Harrigan holds an HBA and LLD from the Ivey School of Business at the University of Western Ontario, from 1981 to 1989 was the President and Chief Executive Officer of the Ford Motor Company of Canada, Limited, and from 1990 to 1992 was the Chairman and Chief Executive Officer. Mr. Harrigan serves as Chairman of the audit committee for two other public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.

          Pursuant to the New York Stock Exchange Listed Company Manual, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board's approval, Mr. Lanthier, Mr. Harrigan and Mr. Scace currently serve on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Mr. Lanthier, Mr. Harrigan and Mr. Scace to effectively serve the Audit Committee.

          AUDIT COMMITTEE MANDATE

          The Audit Committee is responsible for assisting the Board in its oversight of:

     - the integrity of the Company's financial statements and related disclosure;

     -    the Company's compliance with legal and regulatory requirements;

     - the independent auditor's qualifications, performance and independence;

     -    the performance of the Company's internal audit function;

     -    the internal controls and disclosure controls at the Company; and

     -    any additional matters delegated to the Audit Committee by the Board.

          PRE-APPROVAL POLICIES AND PROCEDURES

          The Audit Committee has established a policy of pre-approving all auditing services and non-audit services to be performed for the Company by its external auditors, and the Audit Committee shall not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

          On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.

          AUDIT COMMITTEE CHARTER AND WHISTLE BLOWER POLICY

          The charter of the Audit Committee is available on the Company's website at www.gerdauameristeel.com. Further information regarding the Company's Audit Committee can be found in the "Audit Committee" section of the Company's Annual Information Form (the "AIF") for the financial year ended December 31, 2005. A copy of the AIF can be obtained by contacting the Company at Attention:
Treasurer, P.O. Box 31328, Tampa, FL 33631-3328, (813) 207-2372 or
ir@gerdauameristeel.com, or can be found on SEDAR at www.sedar.com.

          The Audit Committee has adopted a whistle blower policy (the "Whistle Blower Policy") which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is available on the Company's website at www.gerdauameristeel.com

                          STANDARDS OF BUSINESS CONDUCT

          The Company has adopted a code of ethics entitled the "Code of Ethics and Business Conduct," which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the "Code of Ethics Applicable to Senior Executives" which is applicable to all senior management of the Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives are available on the Company's website at www.gerdauameristeel.com.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GOVERNANCE PRACTICES

          The Board of Directors has carefully considered the "Corporate Governance Guidelines" set forth in National Policy 58-201 and those of the New York Stock Exchange ("NYSE"). There are no material differences between the Company's corporate governance practices and the corporate governance requirements of the NYSE. A description of the Company's corporate governance practices is set out below in response to the requirements of National Instrument 58-101 "Disclosure of Corporate Governance Practices" and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure". For further information on the Company's corporate governance practices, please refer to the Corporate Governance Guidelines available on the Company's website at www.gerdauameristeel.com.

                FORM 58-101F1                        GERDAU AMERISTEEL
       CORPORATE GOVERNANCE DISCLOSURE             GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
1.   BOARD OF DIRECTORS

     (a)  Disclose the identity of        There are nine directors on the Board.
          directors who are independent.  The five independent directors are
                                          Kenneth W. Harrigan, Joseph J.
                                          Heffernan, J. Spencer Lanthier, Arthur
                                          Scace and Richard McCoy.(2) These
                                          directors meet the independence and
                                          other qualifications of the
                                          Sarbanes-Oxley Act of 2002, the New
                                          York Stock Exchange, the Canadian
                                          securities regulatory authorities and
                                          all other applicable laws and
                                          regulations.

     (b)  Disclose the identity of        The other four directors are
          directors who are not           considered related to the business
          independent, and describe the   because they are part of management or
          basis for that determination.   because of their involvement with
                                          Gerdau S.A., the Company's majority
                                          shareholder. The four non-independent
                                          directors are Phillip E. Casey, Jorge
                                          Gerdau Johannpeter, Frederico C.
                                          Gerdau Johannpeter and Andre Bier
                                          Johannpeter.

     (c)  Disclose whether or not a       A majority of the directors are
          majority of directors are       independent.
          independent. If a majority of
          directors are not independent,  The Board is responsible for
          describe what the board of      determining whether or not each
          directors (the "Board") does    director is an independent director.
          to facilitate its exercise of   To do this, the Board analyzes all the
          independent judgment in         relationships of the directors with
          carrying out its                the Company and its subsidiaries. None
          responsibilities.               of the independent directors is
                                          engaged in the day-to-day operations
                                          of the Company or is a party to any
                                          material ongoing contracts with the
                                          Company. More information about each
                                          director, including their experience,
                                          skill and expertise, can be found on
                                          pages 8 and 9 of the Management
                                          Information Circular.

----------
(2) Mr. McCoy has been nominated as a director in replacement of Mr. Sopko.

                FORM 58-101F1                        GERDAU AMERISTEEL
       CORPORATE GOVERNANCE DISCLOSURE             GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
     (d)  If a director is presently a    The following directors are presently
          director of any other issuer    a director of another reporting
          that is a reporting issuer (or  issuer:
          the equivalent) in a
          jurisdiction or a foreign       Mr. Casey is a director of Astec
          jurisdiction, identify both     Industries, Inc.
          the director and the other
          issuer.                         Mr. Harrigan is a director of Camco
                                          Inc., Great Lakes Hydro Income Fund
                                          and Samuel Manu-Tech Inc.

                                          Mr. Heffernan is a director of
                                          Clairvest Group Inc. and Rothmans Inc.

                                          Mr. Lanthier is a director of Emergis
                                          Inc., Torstar Corporation, TSX Group
                                          Inc. and Zarlink Semiconductor Inc.

                                          Mr. McCoy is a director of Aberdeen
                                          Asia-Pacific Income Investment Company
                                          Ltd., Ace Aviation Holdings Inc., Jazz
                                          Air Income Fund, MDS Inc., Pizza Pizza
                                          Royalty Income Fund, Public Storage
                                          Canadian Properties, Rothmans Inc. and
                                          Uranium Participation Corporation.

                                          Mr. Scace is a director of The Bank of
                                          Nova Scotia, Garbell Holdings Limited,
                                          Sceptre Investment Counsel Limited and
                                          WestJet Airlines Ltd.

     (e)  Disclose whether or not the     Following each regularly scheduled
          independent directors hold      Board meeting, the independent
          regularly scheduled meetings    directors meet separately in an
          at which non-independent        executive session. The chairman of the
          directors and members of        Corporate Governance Committee has the
          management are not in           responsibility to preside over the
          attendance. If the independent  independent director executive
          directors hold such meetings,   sessions and is referred to as the
          disclose the number of          presiding director. The independent
          meetings held since the         directors may also meet at such other
          beginning of the issuer's most  times as determined by the presiding
          recently completed financial    director or at the request of any
          year. If the independent        independent director. The presiding
          directors do not hold such      director will, from time to time,
          meetings, describe what the     discuss with the Chairman of the Board
          Board does to facilitate open   potential items for inclusion in the
          and candid discussion among     agendas of future meetings of the
          its independent directors.      Board. The independent directors held
                                          four meetings in 2005 at which
                                          non-independent directors and members
                                          of management were not in attendance.

                FORM 58-101F1                        GERDAU AMERISTEEL
       CORPORATE GOVERNANCE DISCLOSURE             GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
     (f)  Disclose whether or not the     The Chairman is not independent as he
          chair of the Board is an        is a former executive officer of the
          independent director. If the    Company.
          Board has a chair or lead
          director who is an independent  The Board does not have a lead
          director, disclose the          director.
          identity of the independent
          chair or lead director, and     The Board provides leadership for its
          describe his or her role and    independent directors by facilitating
          responsibilities. If the Board  separate executive sessions for the
          has neither a chair that is     independent directors following each
          independent nor a lead          regularly scheduled Board meeting. The
          director that is independent,   chairman of the Corporate Governance
          describe what the Board does    Committee has the responsibility to
          to provide leadership for its   preside over the independent director
          independent directors.          executive sessions and is referred to
                                          as the presiding director. The
                                          independent directors may also meet at
                                          such other times as determined by the
                                          presiding director or at the request
                                          of any independent director. The
                                          presiding director will, from time to
                                          time, discuss with the Chairman of the
                                          Board potential items for inclusion in
                                          the agendas of future meetings of the
                                          Board.

     (g)  Disclose the attendance record  All directors attended all Board of each director for all Board  meetings, except Jorge Gerdau
          meetings held since the         Johannpeter who was absent from one
          beginning of the issuer's most  meeting.
          recently completed financial
          year.

2.   BOARD MANDATE

     Disclose the text of the Board's     The Board oversees the management of
     written mandate. If the Board does   the Company's affairs directly and
     not have a written mandate,          through its Committees. In doing so,
     describe how the Board delineates    the Board acts at all times with a
     its role and responsibilities.       view to the best interests of the
                                          Company and its shareholders. The
                                          Board's written mandate is set out
                                          below:

                                               "The Board is the ultimate
                                               decision-making body of the
                                               Company, except in regards to
                                               matters reserved to the
                                               shareholders by statute or in the
                                               articles of incorporation or
                                               by-laws of the Company. The
                                               primary responsibility of Board
                                               members is to act in good faith
                                               and to exercise their business
                                               judgment in what they reasonably
                                               believe to be the best interests
                                               of the Company and its
                                               shareholders. The Company's
                                               employees and officers conduct
                                               the Company's day-to-day business
                                               under the direction of the Chief
                                               Executive Officer and with the
                                               oversight of the Board.

              FORM 58-101F1                          GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE                GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
                                               The Board appoints the senior
                                               management team, acts as an
                                               advisor and counselor to senior
                                               management and monitors
                                               performance to assure that the
                                               long-term interests of the
                                               shareholders are being served.
                                               Both the Board and management
                                               recognize that the long-term
                                               interests of shareholders are
                                               advanced by responsibly
                                               addressing the concerns of other
                                               stakeholders and interested
                                               parties including employees,
                                               customers, suppliers, creditors,
                                               the communities in which it
                                               operates and the public at
                                               large."

                                          Please also refer to the Company's
                                          Corporate Governance Guidelines
                                          available on the Company's website at
                                          www.gerdauameristeel.com.

                                          The Corporate Governance Guidelines
                                          describe the functions of the Board,
                                          the composition of the Board
                                          (including director independence),
                                          Board and Committee meetings, the
                                          Committees of the Board, director
                                          access to management and independent
                                          advisors, director compensation,
                                          director orientation and continuing
                                          education, the appointment,
                                          supervision, succession and
                                          development of senior management and a
                                          performance assessment of the Board
                                          and its Committees.

                                          The Board is actively involved in the
                                          Company's strategic planning process.
                                          The directors review the Company's
                                          overall business strategy and its
                                          annual business plan.

                                          The directors review the principal
                                          risks of the Company's business and
                                          ensure that appropriate systems are in
                                          place to manage these risks. The
                                          principal risks the Company faces in
                                          the business and the industry are
                                          summarized in the Annual Report for
                                          the period ended December 31, 2005
                                          under "Risks and Uncertainties" in
                                          Management's Discussion and Analysis.

                                          The directors have established three
                                          Committees of the Board: 1) a
                                          Corporate Governance Committee, 2) an
                                          Audit Committee and 3) a Human
                                          Resources Committee. The directors and
                                          each of the Committees on which they
                                          serve are listed on pages 6 and 7 of
                                          the Management Information Circular.
                                          Each of these Committees is comprised
                                          of independent directors and meets
                                          regularly. Each Committee is chaired
                                          by a person who is not the Chairman of
                                          the Board or the chairman of another
                                          committee. The charters for each of
                                          the Committees are available on the
                                          Company's website at
                                          www.gerdauameristeel.com.

                                          The Human Resources Committee
                                          considers policies and principles for
                                          the selection and retention of senior
                                          management and succession planning for
                                          senior management.

              FORM 58-101F1                          GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE                GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
                                          The Audit Committee is responsible for
                                          assisting the Board in its oversight
                                          of the internal controls and
                                          disclosure controls at the Company.
                                          For more information, please see item
                                          10 "Audit Committee".

                                          The Corporate Governance Committee
                                          develops the Company's approach to
                                          corporate governance and recommends to
                                          the Board corporate governance
                                          principles to be followed by the
                                          Company.

                                          The Company endeavors to keep its
                                          shareholders informed of its progress
                                          through a comprehensive annual report,
                                          quarterly interim reports and periodic
                                          press releases. It also maintains a
                                          website that provides summary
                                          information about the Company and
                                          ready access to its published reports,
                                          press releases and regulatory filings.
                                          Directors and management meet with the
                                          Company's shareholders at the annual
                                          meeting and are available to respond
                                          to questions at that time.

                                          Shareholders may send communications
                                          to the Company's independent directors
                                          by writing to:

                                               The Presiding Director of the
                                               Independent Directors
                                               c/o Robert E. Lewis
                                               Vice President, General Counsel
                                               and Corporate Secretary
                                               Gerdau Ameristeel Corporation
                                               P.O. Box 31328
                                               Tampa, Florida
                                               33631-3328

                                          The Board maintains the Company's
                                          corporate integrity by ensuring that
                                          the Chief Executive Officer and the
                                          senior management create a culture of
                                          integrity throughout the organization.

3.   POSITION DESCRIPTIONS

     (a)  Disclose whether or not the     The Corporate Governance Guidelines
          Board has developed written     adopted by the Board describe the role
          position descriptions for the   of the Board and management. They
          chair and the chair of each     provide that the directors will act in
          Board committee. If the Board   good faith and will exercise their
          has not developed written       business judgment in what they
          position descriptions for the   reasonably believe to be the best
          chair and/or the chair of each  interests of the Company and its
          Board committee, briefly        shareholders. The Board appoints the
          describe how the Board          senior management team, acts as an
          delineates the role and         advisor and counselor to senior
          responsibilities of each such   management and monitors performance to
          position.                       ensure that the long-term interest of
                                          the shareholders is being served. The
                                          Board has not developed written
                                          position descriptions for the Chairman
                                          of the Board and the chairman of each
                                          Board committee. The roles and
                                          responsibilities of each such position
                                          are delineated by the Board in
                                          accordance with applicable historic
                                          and customary duties.

              FORM 58-101F1                          GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE                GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
     (b)  Disclose whether or not the     The Human Resources Committee reviews
          Board and CEO have developed a  and approves the corporate goals and
          written position description    objectives that are relevant to the
          for the CEO. If the Board and   Chief Executive Officer's
          CEO have not developed such a   compensation, however a written
          position description, briefly   position description has not been
          describe how the Board          developed for the Chief Executive
          delineates the role and         Officer. The Chief Executive Officer's
          responsibilities of the CEO.    role and responsibilities are
                                          delineated by the Board in accordance
                                          with applicable historic and customary
                                          duties.

4.   ORIENTATION AND CONTINUING EDUCATION

     a)   Briefly describe what measures  The Corporate Governance Committee
          the Board takes to orient new   maintains an orientation and education
          directors regarding             program for new directors to
                                          familiarize them with the Company and
     i)   the role of the Board, its      their responsibilities and duties as
          committees and its directors,   directors. All directors who are not
          and                             related to Gerdau S.A. also receive a
                                          proper orientation to Gerdau S.A. The
     ii)  the nature and operation of     directors are provided with adequate
          the issuer's business.          information regarding the Company and
                                          its affairs on an on-going basis.

     b)   Briefly describe what           Reports and other documentation
          measures, if any, the Board     relating to the Company's business and
          takes to provide continuing     affairs are provided to new directors.
          education for its directors.    A Corporate Governance Manual,
          If the Board does not provide   including a copy of all key corporate
          continuing education, describe  governance documents, including the how the Board ensures that its  Company's Corporate Governance
          directors maintain the skill    Guidelines, the charter for each
          and knowledge necessary to      committee of the Board, the Company's
          meet their obligations as       Code of Ethics and Business Conduct,
          directors.                      the Company's Code of Ethics
                                          Applicable to Senior Executives and
                                          the Company's Whistle Blower Policy,
                                          is provided for use by both new and
                                          current directors.

                                          Board members have toured at least one
                                          of the Company's steel mill facilities
                                          to give the directors additional
                                          insight into the Company's business
                                          and operations.

5.   Ethical Business Conduct

     a)   Disclose whether or not the     The Board has adopted a written Code
          Board has adopted a written     of Ethics and Business Conduct for
          code for the directors,         directors, officers and employees. The
          officers and employees. If the  Board has also adopted a Code of
          Board has adopted a written     Ethics Applicable to Senior
          code:                           Executives.

     i)   disclose how a person or        Copies of these Codes are available on
          company may obtain a copy of    the Company's website at
          the code;                       www.gerdauameristeel.com.

     ii)  describe how the Board          Directors, officers and employees must
          monitors compliance with its    periodically certify in writing that
          code, or if the Board does not  their conduct has been in full
          monitor compliance, explain     compliance with the Code of Ethics and
          whether and how the Board       Business Conduct. The Company has
          satisfies itself regarding      implemented a complaint procedure
          compliance with its code; and   which allows employees to report
                                          (anonymously, if they wish) any
                                          conduct that does not comply with
                                          these Codes. Directors and officers
                                          should report violations to the
                                          Company's General Counsel or the
                                          chairman of the Audit Committee.

              FORM 58-101F1                         GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE               GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
     iii) provide a cross-reference to    The Company has not filed any material
          any material change report      change report during the financial
          filed since the beginning of    year ended December 31, 2005 that
          the issuer's most recently      pertains to any conduct of a director
          completed financial year that   or officer that constitutes a
          pertains to any conduct of a    departure from the Codes. No waivers
          director or executive officer   from the Codes have been sought or
          that constitutes a departure    granted.
          from the code.

     b)   Describe any steps the Board    In the event any transactions or
          takes to ensure directors       agreements occur in respect of which a
          exercise independent judgment   director or officer has a material
          in considering transactions     interest, such material interest is
          and agreements in respect of    disclosed to the Board in the course
          which a director or executive   of approving the transaction or
          officer has a material          agreement and the director or officer
          interest.                       thereby provides full disclosure to
                                          the chairman of the Audit Committee of
                                          such material interest. In the event a
                                          director has a material interest in
                                          any transaction or agreement, such
                                          director will abstain from voting in
                                          that regard.

     c)   Describe any other steps the    Through the above-noted methods, the
          Board takes to encourage and    Board encourages and promotes a
          promote a culture of ethical    culture of ethical business conduct.
          business conduct.

6.   NOMINATION OF DIRECTORS

     a)   Describe the process by which   The Corporate Governance Committee is
          the Board identifies new        responsible for identifying and
          candidates for Board            proposing new nominees for the Board
          nomination.                     in a manner that is responsive to the
                                          Company's needs and the interests of
                                          its shareholders.

                                          The Corporate Governance Committee may
                                          retain outside advisors to conduct
                                          searches for appropriate nominees.

     b)   Disclose whether or not the     The Corporate Governance Committee is
          Board has a nominating          composed of two members and both of
          committee composed entirely of  them are independent.
          independent directors. If the
          Board does not have a
          nominating committee composed
          entirely of independent
          directors, describe what steps
          the Board takes to encourage
          an objective nomination
          process.

     c)   If the Board has a nominating   The Corporate Governance Committee
          committee, describe the         examines the size of the Board and
          responsibilities, powers and    recommends a Board size that
          operation of the nominating     facilitates effective decision making.
          committee.
                                          The Board is currently comprised of
                                          nine individuals. The Board considers
                                          this to be an appropriate number given
                                          the diversity of its operations and
                                          the need for a variety of experiences
                                          and backgrounds to ensure an effective
                                          and efficient Board.

                                          A copy of the charter of the Corporate
                                          Governance Committee, outlining the
                                          nomination process, is available on
                                          the Company's website at
                                          www.gerdauameristeel.com.

              FORM 58-101F1                         GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE               GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
7.   COMPENSATION

     a)   Describe the process by which   The Corporate Governance Committee is
          the Board determines the        charged with reviewing relevant data
          compensation for the issuer's   to assess the Company's competitive
          directors and officers.         position for the components of
                                          director compensation and determining
                                          the appropriate total compensation
                                          package in order to attract quality
                                          directors to serve on the Board. The
                                          Committee formulates a recommendation
                                          to the Board and the final decision is
                                          made by the Board. The compensation of
                                          the directors is summarized beginning
                                          at page 13 of the Management
                                          Information Circular.

                                          Concerning officers, the Human
                                          Resources Committee is responsible for
                                          establishing the compensation of all
                                          senior executives based on the Chief
                                          Executive Officer's recommendation.
                                          The level of compensation for senior
                                          executives is to be consistent with
                                          the compensation provided for senior
                                          executives of companies in local
                                          markets of comparable size and type
                                          facing similar operating and financial
                                          issues.

                                          Concerning the Chief Executive
                                          Officer, the Human Resources
                                          Committee, in consultation with the
                                          Chairman of the Board, reviews and
                                          approves the compensation and
                                          performance criteria with respect to
                                          the Chief Executive Officer.

     b)   Disclose whether or not the     The Human Resources Committee is
          Board has a compensation        composed entirely of independent
          committee composed entirely of  directors.
          independent directors. If the
          Board does not have a
          compensation committee
          composed entirely of
          independent directors,
          describe what steps the Board
          takes to ensure an objective
          process for determining such
          compensation.

     c)   If the Board has a              A copy of the charter of the Human
          compensation committee,         Resources Committee is available on
          describe the responsibilities,  the Company's website at
          powers and operation of the     www.gerdauameristeel.com.
          compensation committee.

     d)   If a compensation consultant    The Company has retained Hay Group,
          or advisor has, at any time     Inc. to periodically evaluate the
          since the beginning of the      Company's executive officer positions
          issuer's most recently          and the appropriate compensation for
          completed financial year, been  such positions. The Company uses the
          retained to assist in           data provided by Hay Group, Inc. for
          determining compensation for    similar positions and as well as
          any of the issuer's directors   external market data to determine
          and officers, disclose the      executive officer compensation.
          identity of the consultant or
          advisor and briefly summarize
          the mandate for which they
          have been retained. If the
          consultant or advisor has been
          retained to perform any other
          work for the issuer, state
          that fact and briefly describe
          the nature of the work.

              FORM 58-101F1                         GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE               GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
8.   OTHER BOARD COMMITTEES

     If the Board has standing            The Board has no standing committees
     committees other than the audit,     other than the Audit Committee, the
     compensation and nominating          Human Resources Committee and the
     committees, identify the committees  Corporate Governance Committee.
     and describe their function.

9.   ASSESSMENTS

     Disclose whether or not the Board,   The Corporate Governance Committee
     its committees and individual        reviews on an annual basis, the
     directors are regularly assessed     effectiveness of the Board and all
     with respect to their effectiveness  Committees of the Board, other than
     and contribution. If assessments     the Corporate Governance Committee.
     are regularly conducted, describe    The Corporate Governance Committee
     the process used for the             will be reviewed by the Chairman of
     assessments. If assessments are not  the Board.
     regularly conducted, describe how
     the Board satisfies itself that the
     Board, its committees, and its
     individual directors are performing
     effectively.

10.  AUDIT COMMITTEE                      All three of the Audit Committee
                                          members are unrelated, as summarized
                                          under the heading "Audit Committee" in
                                          the Management Information Circular.

                                          On a quarterly basis, the Audit
                                          Committee members meet separately with
                                          the external auditors (without the
                                          presence of management) to discuss and
                                          review specific issues, as
                                          appropriate.

                                          The Audit Committee is responsible for
                                          assisting the Board in its oversight
                                          of the internal controls and
                                          disclosure controls at the Company.
                                          The Audit Committee oversees
                                          management's design and implementation
                                          of an adequate and effective system of
                                          internal controls at the Company,
                                          including ensuring adequate internal
                                          audit functions and any significant
                                          findings and recommendations with
                                          respect to such internal controls. The
                                          Audit Committee reviews the processes
                                          for complying with internal control
                                          reporting and certification
                                          requirements and for evaluating the
                                          adequacy and effectiveness of internal
                                          controls. The Audit Committee reviews
                                          the annual and interim conclusions of
                                          the effectiveness of the Company's
                                          disclosure controls and procedures and
                                          internal controls and procedures
                                          (including the independent auditor's
                                          attestation that is required to be
                                          filed with securities regulators).

                                          The Company has engaged Ernst & Young
                                          LLP to assist it in documenting and
                                          testing the Company's internal
                                          controls. This work began in mid-2003.

              FORM 58-101F1                          GERDAU AMERISTEEL
     CORPORATE GOVERNANCE DISCLOSURE                GOVERNANCE PRACTICES
----------------------------------------  --------------------------------------
                                          The NYSE Rules require a listed
                                          company to maintain an internal audit
                                          function. As a foreign private issuer,
                                          the Company is not required to have
                                          such a function. However, management
                                          has hired a Director of Internal
                                          Audit. The mandate of this position is
                                          set out in the Company's Internal
                                          Audit Charter.

11.  OUTSIDE ADVISORS                     The Corporate Governance Committee has
                                          established a system for directors to
                                          retain outside advisors. The
                                          engagement of an external advisor, the
                                          terms of the retainer and the fees
                                          paid are approved by the Corporate
                                          Governance Committee. The chairman of
                                          the Corporate Governance Committee
                                          advises the Chief Executive Officer of
                                          the Company of any engagement of an
                                          external advisor and the terms of the
                                          retainer.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

          The Company provides directors and officers liability insurance with a policy limit of $30 million in each policy year, with no deductible for directors and officers and a deductible of up to approximately $1 million for the Company. In addition, the Company provides employment practice liability insurance with a policy limit of $5 million. The total annual premiums for the policies are $687,623 which is paid in full by the Company.

             INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

          To the knowledge of the directors and officers of the Company, during the year ended December 31, 2005, no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities had a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates.

                             APPOINTMENT OF AUDITORS

          THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION. PricewaterhouseCoopers LLP was first appointed as the auditors of the Company in 2002, and before that served as the auditors of Co-Steel Inc. for more than five years.

AUDIT FEES

          PricewaterhouseCoopers LLP billed the Company for the following fees in the last two fiscal years:

                             2004        2005
                          ----------   --------
Fees for Audit Services   $1,057,000   $700,000
Audit-Related Fees        $  100,000   $189,000
Tax Fees                  $  277,000   $195,000
All Other Fees                Nil         Nil

          Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

          Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to acquisitions, accounting consultations and audits in connection with acquisitions, accounting consultations regarding accounting standards, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

          Tax fees are for professional services rendered for tax compliance, assistance with tax audits and inquiries, tax advice and tax planning on certain transactions.

PRE-APPROVAL POLICIES AND PROCEDURES

          All 2005 fees were approved in advance by the Audit Committee.

          Of the fees reported in this Management Information Circular for 2005, none of the fees billed by PricewaterhouseCoopers LLP were approved by the Audit Committee of the Board of Directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                             ADDITIONAL INFORMATION

          Financial information for the financial year ended December 31, 2005, is provided in the Company's comparative financial statements and management's discussion and analysis ("MD&A") which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at Attention:
Treasurer, P.O. Box 31328, Tampa, FL 33631-3328 (813) 207-2372 or
ir@gerdauameristeel.com.

          Copies of the Company's current Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; the Company's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Company that have been filed for any period after the end of the Company's most recently completed financial year; and this Management Information Circular are available to anyone, upon request, from the Secretary of the Company, and without charge to shareholders of the Company.

          The Annual Report (including the financial statements and MD&A), the AIF, the financial statements of the Company presented in accordance with Canadian generally accepted accounting principles ("GAAP"), and other information relating to the Company are available on SEDAR at www.sedar.com.

                               DIRECTORS' APPROVAL

          The contents of this Management Information Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

                         By Order of the Board of Directors


                                        /s/ Robert E. Lewis
                                        ----------------------------------------
                                        ROBERT E. LEWIS
                                        Vice President, General Counsel and
                                        Corporate Secretary

Tampa, Florida
March 30, 2006

                               INDEX TO SCHEDULES

                                                                            PAGE
                                                                            ----
SCHEDULE A - SPECIAL RESOLUTION OF THE SHAREHOLDERS - CONTINUANCE .......    A-1

SCHEDULE B - ARTICLES OF CONTINUANCE ....................................    B-1

SCHEDULE C - RESOLUTIONS OF THE SHAREHOLDERS - CBCA BY-LAW NO. 1 ........    C-1

SCHEDULE D - CBCA BY-LAW NO. 1 ..........................................    D-1

SCHEDULE E - SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT .............    E-1

              SCHEDULE A -- SPECIAL RESOLUTION OF THE SHAREHOLDERS

                          GERDAU AMERISTEEL CORPORATION

                                   CONTINUANCE

BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1. Gerdau Ameristeel Corporation (the "Company") is authorized to make application to the Director under the Canada Business Corporations Act (the "CBCA"), for a certificate of continuance, continuing the Company as if it had been incorporated under the CBCA;

2. The Company is authorized to make application to the Director under the Business Corporations Act (Ontario) (the "OBCA") for his authorization to permit such continuance and to continue under the CBCA;

3. Subject to the issuance of the certificate of continuance and the Director providing such authorization, the articles of the Company shall be in the form attached as Schedule B to the management information circular (the "Management Information Circular") of the Company dated March 30, 2006, with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Company in order to ensure compliance with the provisions of the CBCA, as the same may be amended, and the requirements of the Director thereunder;

4. Subject to the issuance of the certificate of continuance and the Director providing such authorization and without affecting the validity of the incorporation or existence of the Company by and under its articles, the Company is hereby authorized to approve and adopt, in substitution for the existing articles of the Company, the articles of continuance attached as Schedule B to the Management Information Circular, with any amendments, deletions or alterations as described in paragraph 3 of this special resolution, which articles of continuance are hereby approved;

5. The directors are hereby authorized to, in their sole discretion, abandon the applications described in paragraphs 1 and 2 of this resolution or determine not to proceed with the continuance, without further approval of the shareholders at any time prior to the issuance by the Director of a certificate of continuance;

6. Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver the application for authorization to continue in another jurisdiction, in duplicate, to the Director under the OBCA and articles of continuance, in duplicate, to the Director under the CBCA and to execute all documents and to do all such acts and things as in the opinion of such person may be necessary or desirable to carry out the foregoing; and

7. The shareholders acknowledge that they have been notified by the Company of their right to dissent from the proposed continuance in accordance with the procedure set forth in the OBCA.

                      SCHEDULE B -- ARTICLES OF CONTINUANCE

(GRAPHIC)   Industry Canada    Industrie Canada                      FORM 11                       FORMULAIRE 11

            Canada Business    Loi canadienne sur les        ARTICLES OF CONTINUANCE           CLAUSES DE PROROGATION
            Corporations Act   societes par actions                (SECTION 1871)                   (ARTICLE 187)

---------------------------------------------------------------------------------------------------------------------
1 - Name of the Corporation                  Denomination sociale de la societe   2 - Taxation Year End
                                                                                      Fin de l'annee d'imposition
                                                                                         M    D-J
Gerdau Ameristeel Corporation                                                           _ _   _ _

---------------------------------------------------------------------------------------------------------------------
3 - The province or territory in Canada      La province ou le territoire au Canada ou se situera le siege social where the registered office is to be
    situated

Ontario

---------------------------------------------------------------------------------------------------------------------
4 - The classes and the maximum number of    Categories et le nombre maximal d'actions que la societe est autorisee
    shares that the corporation is           a emettre
    authorized to issue

An unlimited number of special shares, issuable in series, designated as Preferred Shares with the rights, privileges, restrictions and conditions as set forth on Schedule A and an unlimited number of shares, designated as
Common Shares with the rights, privileges, restrictions and conditions as set forth on Schedule B.

---------------------------------------------------------------------------------------------------------------------
5 - Restrictions, if any, on share           Restrictions sur le transfert des actions, s'll y a lieu
    transfers

There are no restrictions on the issue, transfer or ownership of shares.

---------------------------------------------------------------------------------------------------------------------
6 - Number (or minimum and maximum number)   Nombre (ou nombre minimal et maximal) d'administrateurs
    of directors

Minimum of five; maximum of twenty

---------------------------------------------------------------------------------------------------------------------
7 - Restrictions, if any, on business the    Limites imposees a l'activite commerciale de la societe, s'il y a lieu corporation may carry on

No restrictions.

---------------------------------------------------------------------------------------------------------------------
8 - (1) If change of name effected,          (1)  S'il y a changement de denomination sociale, indiquer la
    previous name                                 denomination sociale anterieure

    N/A

    (2) Details of incorporation             (2)  Details da la constitution
    See attached Schedule C

---------------------------------------------------------------------------------------------------------------------
9 - Other provisions, if any                 Autres dispositions, s'il y a lieu

See attached Schedule D

---------------------------------------------------------------------------------------------------------------------
Signature  Printed Name - Nom en lettres moulees  10 - Capacity of - En qualite de  11 - Tel. No. - Ndegrees de tel.

---------------------------------------------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
1C 3247 (2004/12)                                                                                           (GRAPHIC)

                                   SCHEDULE A

PREFERRED SHARES

1.   ISSUABLE IN SERIES:

1.1 The Preferred Shares may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the directors of the Corporation. The directors of the Corporation may, before issuance and subject as hereinafter provided, determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing:

     (a) the rate, amount or method of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

     (b) any right of redemption and/or purchase and the redemption or purchase price and terms and conditions of any such right;

     (c) any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

     (d)  any conversion rights;

     (e) any rights upon dissolution, liquidation or winding-up of the Corporation;

     (f)  any sinking fund or purchase fund;

     (g)  any purchase obligation; and

     (h)  any other provisions attaching to any such series of Preferred Shares.

2.   PRIORITY:

2.1 The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares.

3.   VOTING RIGHTS:

3.1 The holders of the Preferred Shares shall not be entitled as such (except as hereinafter or by law specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation shall from time to time fail to pay dividends at the prescribed rate on the Preferred Shares of any one series for a period of two years, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Preferred Shares of any series remain in arrears, the holders of the Preferred Shares of such series shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled, voting separately and as a series, to elect one member of the board of directors of the Corporation.

3.2 Notwithstanding anything in the by-laws of the Corporation, when the right to elect directors shall accrue to the holders of the Preferred Shares of any series as provided herein, a special meeting of the holders of the Preferred Shares of such series and a special meeting of shareholders shall be held to elect directors upon not less than 21 days' written notice and shall be called by the Secretary of the Corporation upon written request of the holders of record of at least 5% of the outstanding Preferred Shares of such series. In default of the calling of such meeting by the Secretary within 21 days after the making of such request, such meeting may be called by any holder of record of such series of Preferred Shares. The term of office of all persons who may be directors of the Corporation at the time of such meetings shall terminate upon the election of directors at such meetings. Nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

3.3 The board of directors may elect or appoint a member of the board to represent the holders of Preferred Shares of any series should the member elected in accordance with paragraph 3.2 for any reason, vacate the board. Whether or not the board does elect or appoint such a member, the holders of record of at least 5% of the outstanding Preferred Shares of such series shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares of such series for the purpose of filling the vacancy or replacing the person elected or appointed to fill such vacancy and the provisions of paragraph 3.2 hereof shall apply with respect to the calling of any such meeting.

3.4 Notwithstanding anything contained in the by-laws of the Corporation, when no dividends on the Preferred Shares of any series are in arrears, the term of office of the person elected as a director to represent the holders of Preferred Shares of such series shall forthwith terminate.

                                   SCHEDULE B

COMMON SHARES

1.   DIVIDENDS:

1.1 Subject to the prior rights of the holders of any shares of the Corporation ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of the assets properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine. Cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of any such dividends payable in cash (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.   DISSOLUTION:

2.1 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of the winding up its affairs, subject to the prior rights of the holders of any shares of the Corporation ranking senior to the Common Shares, with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3.   VOTING RIGHTS:

3.1 The holders of the Common Shares shall be entitled to receive notice of and attend meetings of the shareholders of the Corporation. At any such meeting, other than a meeting at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each Common Share shall confer one vote.

                                   SCHEDULE C

Details of Incorporation:

Incorporated as Co-Steel International Limited on September 10, 1970, amalgamated with various entities on December 27, 1985, name changed to Co-Steel Inc., amalgamated December 31, 2000, name change to Gerdau Ameristeel Corporation on October 23, 2002, amalgamated with various Ontario companies on September 26, 2003.

                                   SCHEDULE D

1. Subject to the provisions of the Canada Business Corporations Act, as amended and re-enacted from time to time, the directors may, without authorization of the shareholder:

     (a)  borrow money on the credit of the Corporation;

     (b)  issue, re-issue, sell or pledge debt obligations of the Corporation;

     (c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

     (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation;

     (e) by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Corporation;

2. The holder of any fractional shares issues by the Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

3. Shareholders' meetings may be held at any place within Canada, the United States or Brazil.

                  SCHEDULE C -- RESOLUTION OF THE SHAREHOLDERS

                          GERDAU AMERISTEEL CORPORATION

                                CBCA BY-LAW NO. 1

BE IT RESOLVED THAT:

1. The repeal of existing By-Law No. A2 of Gerdau Ameristeel Corporation (the "Company"), effective on the date that the Company is continued under the Canada Business Corporations Act, made by the resolution of the board of directors of the Company dated the 28th day of March, 2006 are hereby confirmed; and

2. The adoption of a new by-law substantially in the form of the draft CBCA By-Law No. 1 attached hereto, as Schedule D to the Management Information Circular dated March 30, 2006, with such amendments and variations as the directors may approve, effective on the date that the Company is continued under the Canada Business Corporations Act, made by the resolution of the board of directors of the Company dated the 28th day of March, 2006 is hereby confirmed.

                         SCHEDULE D -- CBCA BY-LAW NO. 1

                                  BY-LAW NO. 1
                                       of
                          GERDAU AMERISTEEL CORPORATION
                               (the "Corporation")

                                1. INTERPRETATION

1.1 Expressions used in this By-law shall have the same meanings as corresponding expressions in the Canada Business Corporations Act (the "Act").

1.2 All previous by-laws of the Corporation are replaced as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or directors with continuing effect passed under any repealed by-law shall continue as good and valid except to the extent inconsistent with this by-law and until amended or repealed.

                                2. CORPORATE SEAL

2.1 The Corporation shall have a corporate seal which shall be adopted and may be changed by resolution of the directors.

                                3. FINANCIAL YEAR

3.1 Until changed by the directors, the financial year of the Corporation shall end on the last day of December in each year.

                                  4. DIRECTORS

4.1 Number. The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be the number of directors then in office unless the directors or the shareholders otherwise determine.

4.2 Quorum. A quorum of directors shall be two-fifths of the number of directors or, such greater or lesser number as the directors or shareholders may from time to time determine. If the number of directors is not evenly divisible by five, then the next whole number above two-fifths of the number of directors shall constitute a quorum.

4.3 Calling of Meetings. Meetings of the directors shall be held at such time and place as the Chair of the Board, the President or any two directors may determine.

4.4 Notice of Meetings. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.5 Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purposes thereof or the business to be transacted thereat to be specified.

4.6 Meeting by Telephonic or Electronic Facility. If all the directors of the Corporation consent, a meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to be present at that meeting.

4.7 Chair. The Chair of the Board, or in the Chair's absence the President if a director, or in the President's absence a director chosen by the directors at the meeting, shall be chair of any meeting of directors.

4.8 Voting at Meetings. At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the chair of the meeting shall have a second or casting vote.

4.9 Remuneration and Expenses. The directors shall be paid such remunerations for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders, the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. Any remuneration payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board of directors otherwise directs, be in addition to his salary as an officer or employee or to his professional fees, as the case may be. The board may by resolution award special remuneration to any director undertaking any special services on the Corporation's behalf other than work required of him as a director of the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.


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

                                   5. OFFICERS

5.1 General. The directors may from time to time appoint a Chair of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine. Except for the Chair of the Board and a Vice-Chair of the Board, if any, an officer need not be a director.

5.2 Chair of the Board. The Chair of the Board, if any, shall be appointed from among the directors and when present shall be chair of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

5.3 President. Unless the directors otherwise determine the President shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of a Chair of the Board shall be chair of meetings of directors and shareholders when present.

5.4 Vice-President. A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

5.5 Secretary. The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and duties as the directors or the chief executive officer may determine.

5.6 Treasurer. The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.7 Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.8 Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.9 Term of Office. Each officer shall hold office until the officer's successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

                        6. INDEMNIFICATION AND INSURANCE

6.1 Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.

6.2 Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

                                 7. SHAREHOLDERS

7.1 Quorum. A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

7.2 Casting Vote. In case of an equality of votes at a meeting of shareholders the Chair of the meeting shall have a second or casting vote.

7.3 Scrutineers. The Chair at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.4 Electronic Meetings and Voting. If the directors call a meeting of shareholders, they may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

7.5 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

                             8. DIVIDENDS AND RIGHTS

8.1 Declaration of Dividends. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

8.2 Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.4 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                           9. EXECUTION OF INSTRUMENTS

9.1 Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chair of the Board, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine; except that insider trading reports may be signed on behalf of the Corporation by any one director or officer of the Corporation.

                                   10. NOTICE

10.1 A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

10.2 Electronic Delivery. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section 10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

10.3 Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

          SCHEDULE E -- SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

          The procedure to be followed by a shareholder who intends to dissent from the special resolution approving the continuance (the "Continuance") described in the accompanying Management Information Circular and who wishes to require Gerdau Ameristeel Corporation (the "Company") to acquire his shares and pay him the fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 185 of the Business Corporations Act (Ontario) ("OBCA").

          Section 185 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Beneficial Shareholder") are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the shares (such as a banks, a trust company, a securities dealer or brokers or a trustee or administrator of a retirement savings or similar plan); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Beneficial Shareholder's name). A Beneficial Shareholder who wishes to exercise the right to dissent should immediately contact the intermediary who the Beneficial Shareholder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Beneficial Shareholder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to reregister the shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would have to exercise the right to dissent directly.

          A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Company a written objection to the special resolution (the "Notice of Dissent") at or before the time fixed for the shareholders meeting at which the special resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the special resolution but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent. A vote in favour of the special resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

          Within 10 days after the adoption of the special resolution by the shareholders, the Company is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the special resolution or withdrawn his objection (a "Dissenting Shareholder") that the special resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the special resolution or, if he does not receive such notice, within 20 days after he learns that the special resolution has been adopted, send to the Company a written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Company or its transfer agent. The Company or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

          If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he has no right to make a claim under section 185 of the OBCA.

          After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Company makes a written offer to pay (the "Offer to Pay"); (ii) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Company revoke the special resolution relating to the Continuance in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

          Not later than seven days after the later of the effective date of the Continuance and the day the Company receives the Demand for Payment, the Company shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

          If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the effective date of the Continuance or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice of Ontario (the "court") for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

          Before making application to the court or not later than seven days after receiving notice of an application to the court by a Dissenting Shareholder, the Company shall give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Company a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within three days thereafter. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

          The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends the Company a Demand for Payment and does not accept an Offer to Pay. The cost of any application to a court by the Company or a Dissenting Shareholder will be in the discretion of the court. Where, however, the Company fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by the Company unless the court otherwise orders.

          THE ABOVE IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE OBCA, WHICH ARE TECHNICAL AND COMPLEX. IT IS SUGGESTED THAT A SHAREHOLDER OF THE COMPANY WISHING TO EXERCISE A RIGHT TO DISSENT SHOULD SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE OBCA MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.


                                       E-2